Filed pursuant to General Instruction II.L of Form F-10

File No. 333-289937

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus Dated August 28, 2025

New Issue	October 3, 2025

CANADIAN NATURAL RESOURCES LIMITED

Offer to exchange all outstanding 5.000% Notes due 2029 issued on December 6, 2024 for up to US$750,000,000 Aggregate Principal Amount of Registered 5.000% Notes due 2029

and

Offer to exchange all outstanding 5.400% Notes due 2034 issued on December 6, 2024 for up to US$750,000,000 Aggregate Principal Amount of Registered 5.400% Notes due 2034

We are offering to exchange (i) US$750,000,000 aggregate principal amount of our outstanding unregistered 5.000% Notes due 2029 (the "Initial 2029 Notes") for a like aggregate principal amount of new registered 5.000% Notes due 2029 (the "New 2029 Notes") and (ii) US$750,000,000 aggregate principal amount of our outstanding unregistered 5.400% Notes due 2034 (the "Initial 2034 Notes") for a like aggregate principal amount of new registered 5.400% Notes due 2034 (the "New 2034 Notes").

The Initial 2029 Notes and the Initial 2034 Notes were originally issued by us on December 6, 2024 (the "Issue Date") in a transaction that was exempt from registration under the United States ("U.S.") Securities Act of 1933, as amended (the "1933 Act"), and resold inside the U.S. to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A promulgated under the 1933 Act and to certain non-United States persons outside the United States in offshore transactions in reliance on Regulation S promulgated under the 1933 Act. We refer to the Initial 2029 Notes and the Initial 2034 Notes together as the "Initial Notes". In connection with the offering of the Initial Notes (the "Initial Notes Offering"), we entered into a registration rights agreement dated December 6, 2024 (the "Registration Rights Agreement") with BofA Securities, Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., BMO Capital Markets Corp., CIBC World Markets Corp., TD Securities (USA) LLC, ATB Securities Inc., and SMBC Nikko Securities America, Inc. (collectively, the "Initial Purchasers") to facilitate the exchange offer.

The terms of the New 2029 Notes and the New 2034 Notes are substantially identical in all material respects to the terms of the Initial 2029 Notes and the Initial 2034 Notes, respectively, except that the New 2029 Notes and the New 2034 Notes will be registered under the 1933 Act, will not contain transfer restrictions, will not contain certain provisions relating to additional interest, will bear different CUSIP numbers from the Initial Notes and will not entitle their holders to registration rights. The New 2029 Notes and the New 2034 Notes will evidence the same continuing indebtedness as the Initial 2029 Notes and the Initial 2034 Notes, respectively. We refer to the New 2029 Notes and the New 2034 Notes together as the "New Notes". We refer to the Initial Notes and the New Notes together as the "Notes".

Our offer to exchange the Initial 2029 Notes for New 2029 Notes and the Initial 2034 Notes for New 2034 Notes will commence on October 3, 2025 (the "Commencement Date") and will be open until 5:00 p.m., New York City time, on November 4, 2025, unless we extend the offer. See "Exchange Offer – Expiration Date; Extensions; Amendments". Closing of the exchange offer and delivery of the New Notes, in book-entry only form through The Depository Trust Company, or DTC, is expected to occur on or about November 7, 2025, or such other date as may be agreed upon by us and Computershare Trust Company, N.A. (the "Trustee"). DTC or its nominee will hold the New Notes in book-entry only form as depositary for the participants of DTC. A holder that acquires New Notes in exchange for Initial Notes will receive only a customer confirmation from the registered dealer (who is a participant) from or through whom such New Notes are acquired. Except as otherwise stated herein, holders of New Notes will not be entitled to receive physical certificates representing their ownership thereof. See "Book-Entry System".

New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of such series accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept the Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See "Exchange Offer – Conditions".

Any broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal delivered pursuant to the exchange offer for Initial Notes (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the 1933 Act. This prospectus supplement and the prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Under the Registration Rights Agreement, to the extent any such broker-dealer participates in the exchange offer, we have agreed that we will use reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any resale of such New Notes for a period (i) of 180 days from the date of this prospectus supplement or (ii) until the date on which a broker-dealer is no longer required to deliver a prospectus. See "Exchange Offer – Resale of New Notes" and "Plan of Distribution".

Investing in the New Notes involves certain risks that should be carefully considered. See "Risk Factors" in this prospectus supplement as well as "Risk Factors" in the prospectus.

There is no market through which the New Notes may be sold and holders may not be able to resell New Notes exchanged for Initial Notes under this prospectus supplement. This may affect the pricing of the New Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the New Notes and the extent of issuer regulation. See "Risk Factors – Risks Related to the Exchange Offer – Active trading markets for the New Notes may not develop".

We are permitted, under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and they are subject to the standards of the Public Company Accounting Oversight Board (U.S.). As a result, the financial statements included or incorporated by reference in this prospectus supplement may not be comparable to financial statements of United States companies.

Certain data on oil and gas reserves included or incorporated by reference in this prospectus supplement has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Note Regarding Reserves Disclosure" in the prospectus.

ii

Prospective investors should be aware that exchanging Initial Notes for New Notes under this prospectus supplement and holding New Notes may have tax consequences in Canada, the United States, and other jurisdictions in which you are subject to tax. You should read the tax discussion contained in this prospectus supplement and the prospectus. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this prospectus supplement. This prospectus supplement may not describe the tax consequences of your particular situation. Holders are urged to consult their own tax advisors regarding the application of tax laws to their particular situation.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated in Alberta, that most of our officers and directors are Canadian residents, that some of the experts named in the registration statement may be residents of Canada, and that most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States. See "Enforceability of Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR SIMILAR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement does not qualify the New Notes for public distribution under the securities laws of any province or territory of Canada. The New Notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada or to any resident thereof except in accordance with the securities laws of the provinces and territories of Canada.

No proceeds will be raised pursuant to the exchange offer and all expenses in connection with the preparation and filing of this prospectus supplement will be paid by the Company from its general corporate funds.

No underwriter or dealer has been involved in the preparation of, or has performed any review of the contents of, this prospectus supplement or the prospectus.

Prospective investors should be aware that, during the period of the exchange offer, the registrant or its affiliates, directly or indirectly, may bid for or make purchases of the debt securities to be distributed or to be exchanged, or certain related debt securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.

All dollar amounts in this prospectus supplement and the accompanying prospectus are in Canadian dollars, unless otherwise indicated. See "Exchange Rate Information".

Messrs. N. Murray Edwards and Gordon D. Giffin are directors of Canadian Natural who reside outside of Canada and each of these directors has appointed us as their agent for service of process in Canada at 2100, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Our head, principal and registered office is located at 2100, 855 – 2nd Street S.W., Calgary, Alberta, Canada, T2P 4J8.

iii

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined have the meanings provided in the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement to "Canadian Natural", the "Company", "we", "us", and "our" mean Canadian Natural Resources Limited and its subsidiaries, partnerships and, where applicable, interests in other entities. In the section entitled "Description of the New Notes" in this prospectus supplement, "Canadian Natural", "we", "us" and "our" refers only to Canadian Natural Resources Limited and not to any of its subsidiaries or interests in partnerships or other entities.

This document is provided in two parts. The first part is this prospectus supplement, which describes certain terms of the exchange offer and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the exchange offer. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meaning ascribed to them in the prospectus.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the exchange offer. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in the prospectus and this prospectus supplement.

If the description of the New Notes or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the prospectus and the information incorporated by reference in the prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of New Notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information appearing in this prospectus supplement, the prospectus or any documents incorporated by reference in the prospectus is accurate as of any date other than the date on the front of those documents, as our business, operating results, financial condition and prospects may have changed since that date.

Unless otherwise specified or the context otherwise requires, in this prospectus supplement, the prospectus and in documents incorporated by reference in this prospectus supplement and the prospectus, all dollar amounts are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

Our financial statements incorporated by reference in the prospectus are prepared in accordance with IFRS, as issued by the IASB, and they are subject to the standards of the Public Company Accounting Oversight Board (U.S.).

Canadian Natural has filed with the SEC under the 1933 Act, a registration statement on Form F-10 relating to the offering of the debt securities, of which this prospectus supplement forms a part. This prospectus supplement and the prospectus do not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Information omitted from this prospectus supplement and the prospectus but contained in the registration statement will be available on the SEC's website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the New Notes.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus supplement or the prospectus and is not incorporated by reference herein.

EXCHANGE RATE INFORMATION

The following table sets forth certain exchange rates based on the daily average exchange rate provided by the Bank of Canada on each trading day (the "daily exchange rate") for the periods indicated. Such rates are set forth as U.S. dollars per Cdn$1.00.

	Year ended December 31		Six months ended June 30
	2024	2023	2025	2024
High for period	0.7510	0.7617	0.7376	0.7510
Low for period	0.6937	0.7207	0.6848	0.7216
Rate at end of period	0.6950	0.7561	0.7330	0.7408
Average rate for the period	0.7302	0.7410	0.7098	0.7351

On October 2, 2025, the daily exchange rate was C$1.00 = US$0.7162.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Business Corporations Act (Alberta). Most of our officers and directors and some of the experts named in this prospectus supplement are Canadian residents, and most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of New Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of New Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by Bennett Jones LLP that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus supplement and the prospectus forms a part, an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the New Notes under this prospectus supplement and the prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the prospectus, this prospectus supplement, and in the documents incorporated by reference herein, may contain or incorporate by reference "forward-looking information" and "forward-looking statements" (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook.

Disclosure related to Canadian Natural's strategy or strategic focus, capital budget, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, abandonment expenditures, income tax expenses, the market for the New Notes following completion of the exchange offer, the estimated expenses of the exchange offer, and other targets provided throughout this prospectus supplement, the prospectus and the documents incorporated by reference herein or therein constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon Oil Sands, the Athabasca Oil Sands Project, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby, Jackfish and Pike thermal oil sands projects, the operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs"), or synthetic crude oil that we may be reliant upon to transport the Company's products to market, the construction, expansion, or maintenance of third party facilities that process the Company's products, the abandonment and decommissioning of certain of the Company's assets and the timing thereof, the development and deployment of technology and technological innovations, the assumption of operations at processing facilities, the "2025 Activity" section of the AIF (as defined herein) with respect to budgeted capital expenditures for 2025, targeted international decommissioning activities and the timing thereof, the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term, the materiality of the impact of litigation and tax interpretations on the Company's results, any targeted payouts pursuant to Canadian Natural's free cash flow allocation policy, and the Company's acquisitions, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of conflicts in the Middle East and in Ukraine, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for, and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainty in the international trade environment, including with respect to tariffs, export restrictions, embargoes, and key trade agreements (including the tariffs imposed or announced by the U.S. government on certain goods and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded to additional goods); uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps; civil unrest and political uncertainty, including changes in government, actions of or against terrorists, insurgent groups or other conflict including conflict between states; the Company's ability to prevent and recover from cyberattack, other cyber-related crimes and other cyber-related incidents; industry capacity; the Company's ability to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; the Company's and its subsidiaries' ability to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; the timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium- and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the impact of legal proceedings to which the Company is a party; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.

The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state, and local laws and regulations such as restrictions on production, the imposition of tariffs, export restrictions or embargoes on the Company's products (including the tariffs imposed or announced by the U.S. government on certain goods and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded to additional goods), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

We caution that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this prospectus supplement, the prospectus and the documents incorporated by reference herein or therein, could also have adverse effects on forward-looking statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Additional factors are described in our AIF which is filed with the securities commissions or similar authorities in the provinces of Canada and the United States and incorporated by reference in the prospectus. Prospective investors should also carefully consider the matters discussed under "Risk Factors" in this prospectus supplement.

Except as required by applicable law, we assume no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.

NOTE REGARDING RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and proved plus probable reserves, to disclose resources, and to disclose reserves and production before deducting royalties. Probable reserves are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

We are required to disclose reserves in accordance with Canadian securities law requirements and the disclosure of proved and probable reserves in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein is in accordance with NI 51-101. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves.

In addition, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices and current costs, but permits the optional disclosure of revenue estimates based on different price and cost criteria.

This prospectus supplement, the prospectus and the documents incorporated by reference herein and therein contain disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "BOE". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of crude oil conversion ratio may be misleading as an indication of value.

For additional information regarding the presentation of our reserves and other oil and gas information, see the sections entitled "Special Note Regarding Currency, Financial Information, Production and Reserves" and "Form 51-101F1 Statement of Reserves Data and Other Information" in our AIF, which is incorporated by reference in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Canadian Natural Resources Limited at 2100, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Telephone (403) 517-6700. These documents are also available through the internet via the System for Electronic Data Analysis and Retrieval + (SEDAR+), which can be accessed at www.sedarplus.ca.

We file with the securities commission or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC on the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, the Canadian securities commissions and the SEC allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with certain Canadian securities regulatory authorities under Canadian securities legislation and filed with or furnished to the SEC under the Exchange Act:

•	our Annual Information Form ("AIF") dated March 26, 2025 for the year ended December 31, 2024;

•	our audited annual consolidated financial statements as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor's report thereon;

•	our Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A");

•	our unaudited interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024, together with the notes thereto;

•	our Management's Discussion and Analysis for the three and six months ended June 30, 2025 (the "Interim MD&A");

•	our Proxy Statement and Management Information Circular dated March 13, 2024 relating to the Annual and Special Meeting of our shareholders held on May 2, 2024, excluding (i) Part II – Information Respecting Executive Compensation; and (ii) Part III – Schedules to the Information Circular, which information has been modified or superseded by statements in other subsequently filed documents incorporated by reference into this prospectus supplement;

•	our Proxy Statement and Management Information Circular dated March 19, 2025 relating to the Annual and Special Meeting of our shareholders held on May 8, 2025; and

•	the supplementary oil and gas information prepared in accordance with the United States Financial Accounting Standards Board Topic 932 – "Extractive Activities – Oil and Gas", which is contained in the section entitled "Supplementary Oil & Gas Information for the Fiscal Year Ended December 31, 2024 (Unaudited)" in our Annual Report filed on SEDAR+ on March 26, 2025.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including, without limitation, any material change reports (excluding confidential material change reports), comparative annual financial statements and the auditors' report thereon, comparative interim financial statements, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, business acquisition reports and any press release containing financial information for periods more recent than the most recent annual or interim financial statements filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus supplement and prior to the completion or termination of the exchange offer shall be deemed to be incorporated by reference in this prospectus supplement.

In addition, any documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination or completion of the exchange offer, shall be deemed to be incorporated by reference in the registration statement relating to the New Notes, if and to the extent expressly provided in such reports. Further, prior to the termination or completion of the exchange offer and to the extent that any document or information incorporated by reference into the prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which the prospectus forms a part. Our U.S. filings are electronically available on the SEC's EDGAR system, which may be accessed at www.sec.gov.

Any statement contained in this prospectus supplement, the prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference in this prospectus supplement or the prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

You should rely only on the information contained in: (a) this prospectus supplement and the prospectus; and (b) any documents incorporated by reference in this prospectus supplement or in the prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different or inconsistent information, you should not rely on it. You should bear in mind that although the information contained, or incorporated by reference, in this prospectus supplement is accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this prospectus supplement, the prospectus and by any subsequently filed prospectus amendments, if any. This prospectus supplement constitutes a public offering of New Notes only in those jurisdictions where they may be lawfully distributed and therein only by persons permitted to distribute such New Notes. We are not making any offer of New Notes in any jurisdiction where the offer is not permitted by law.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

On the Issue Date, under the Indenture, we issued US$1.5 billion aggregate principal amount of Initial Notes in two series: (a) US$750 million aggregate principal amount of the Initial 2029 Notes; and (b) US$750 million aggregate principal amount of the Initial 2034 Notes. The Initial Notes were originally issued by us on a private placement basis to persons reasonably believed to be "qualified institutional buyers" in reliance on the exemption from registration provided by Rule 144A promulgated under the 1933 Act and to certain non-United States persons outside the United States in offshore transactions in reliance on Regulation S promulgated under the 1933 Act.

Pursuant to the terms of the Registration Rights Agreement, the Company agreed, among other things, to: (a) file the registration statement of which this prospectus supplement forms a part with the SEC; (b) use reasonable best efforts to have such registration statement declared effective by the SEC no later than 360 days after the Issue Date; (c) commence the exchange offer upon the effectiveness of such registration statement; (d) keep the exchange offer open for a period of not less than 30 days after the date notice of the exchange offer is mailed to the holders of the Initial Notes; and (e) use reasonable best efforts to cause the exchange offer to be consummated no later than 390 days after the Issue Date.

Pursuant to the Registration Rights Agreement, we are offering to exchange: (a) U.S.$750,000,000 aggregate principal amount of Initial 2029 Notes for an equivalent aggregate principal amount of our New 2029 Notes; and (b) U.S.$750,000,000 aggregate principal amount of Initial 2034 Notes for an equivalent aggregate principal amount of our New 2034 Notes. In order to exchange your Initial Notes, you must properly tender them and we must accept your tender. We will exchange all outstanding Initial Notes that are validly tendered and not validly withdrawn.

Issuer:	Canadian Natural Resources Limited.

Exchange Offer:	We will exchange your Initial 2029 Notes for a like aggregate principal amount of New 2029 Notes and your Initial 2034 Notes for a like aggregate principal amount of New 2034 Notes.

Notes Offered:	US$750,000,000 aggregate principal amount of 5.000% Notes due 2029. US$750,000,000 aggregate principal amount of 5.400% Notes due 2034.

Use of Proceeds:	We will not receive any proceeds from the exchange offer.

Consequences of Failure to Exchange Initial Notes:

If you do not participate in the exchange offer:

•      subject to certain limited exceptions, you will not be able to require us to register your Initial Notes under the 1933 Act;

•      you will not be able to resell, offer to resell or otherwise transfer your Initial Notes unless they are registered under the 1933 Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, registration under the 1933 Act; and

•      the trading market for your Initial Notes will become more limited to the extent other holders of Initial Notes participate in the exchange offer.

See "Exchange Offer – Consequences of Failure to Exchange," "Exchange Offer – Terms of the Exchange Offer" and "Exchange Offer – Procedures for Tendering".

Expiration Date:	The "expiration date" for the exchange offer is 5:00 p.m., New York City time, on November 4, 2025, unless we extend it, in which case "expiration date" means the latest date and time to which the exchange offer is extended. See "Exchange Offer – Expiration Date; Extensions; Amendments".

Conditions to the Exchange Offer:	The exchange offer is subject to certain customary conditions, which we may waive. See "Exchange Offer – Conditions".

Procedure for Tendering Initial Notes:	If you wish to accept the exchange offer, you must submit the required documentation and effect a tender of your Initial Notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus supplement and in the relevant Letter of Transmittal. See "Exchange Offer – Procedures for Tendering", "Exchange Offer – Book-Enry Delivery Procedures" and "Exchange Offer – Guaranteed Delivery Procedures".

Guaranteed Delivery Procedures:	If you wish to tender your Initial Notes, but cannot properly do so prior to the expiration date, you may tender your Initial Notes in accordance with the guaranteed delivery procedures described in "Exchange Offer – Guaranteed Delivery Procedures".

Withdrawal Rights:	Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of Initial Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the Letter of Transmittal, prior to 5:00 p.m., New York City time, on the expiration date. See "Exchange Offer – Withdrawal of Tenders".

Acceptance of Initial Notes and Delivery of New Notes:	Subject to certain conditions, any and all Initial Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. Closing of the exchange offer and delivery of the New Notes, in book-entry only form through DTC, is expected to occur on or about November 7, 2025, or such other date as may be agreed upon by us and the Trustee. See "Exchange Offer – Terms of the Exchange Offer".

U.S. Federal and Canadian Federal Income Tax Considerations:

The exchange of the Initial Notes for New Notes under this prospectus supplement should not constitute a taxable exchange for U.S. federal income tax purposes, and the New Notes will evidence the same continuing indebtedness as the Initial Notes for such purposes. See "Certain U.S. Federal Income Tax Considerations".

No tax under the Canadian Tax Act will be payable by a Non-Resident Holder (as defined herein) on the exchange of Initial Notes for New Notes. See "Certain Canadian Federal Income Tax Considerations".

This prospectus supplement does not address Canadian tax consequences to residents or deemed residents of Canada in connection with the exchange of the Initial Notes for the New Notes. See "Certain Canadian Federal Income Tax Considerations".

Exchange Agent:	Computershare Trust Company, N.A. is serving as the exchange agent.

Risk Factors:	You should carefully consider the risk factors set forth under the "Risk Factors" section of this prospectus supplement the other information contained in this prospectus supplement and the prospectus prior to deciding whether to exchange Initial Notes for New Notes.

Summary of Terms of the New Notes:

The New Notes will evidence the same continuing indebtedness as the Initial Notes. The terms of the New Notes of each series are substantially identical to the terms of the Initial Notes of such series except that the New Notes:

(a)       will be registered under the 1933 Act, and therefore will not contain restrictions on transfer;

(b)       will not contain certain provisions relating to additional interest;

(c)       will bear different CUSIP numbers from the Initial Notes of the respective series; and

(d)       will not entitle their holders to registration rights.

SUMMARY OF THE TERMS OF THE NEW NOTES

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus supplement, the prospectus and in the documents incorporated by reference herein and therein. See "Description of the New Notes".

Issuer:	Canadian Natural Resources Limited.

Notes Offered:	US$750,000,000 aggregate principal amount of 5.000% Notes due 2029. US$750,000,000 aggregate principal amount of 5.400% Notes due 2034.

Maturity Date of the New Notes:	The New 2029 Notes will mature on December 15, 2029. The New 2034 Notes will mature on December 15, 2034.

Interest on the New Notes:

The New 2029 Notes will accrue interest at a rate of 5.000% per annum, payable on June 15 and December 15 of each year, initially from the last interest payment date on which interest has been paid on the Initial 2029 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2029 Notes. No additional interest will be paid on the Initial 2029 Notes tendered and accepted for exchange.

The New 2034 Notes will accrue interest at a rate of 5.400% per annum, payable on June 15 and December 15 of each year, initially from the last interest payment date on which interest has been paid on the Initial 2034 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2034 Notes. No additional interest will be paid on the Initial 2034 Notes tendered and accepted for exchange.

Ranking of the New Notes:	The New Notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness outstanding from time to time. The New Notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness. See "Description of the New Notes".

Mandatory Redemption:	We are not required to make mandatory redemption or sinking fund payments with respect to any of the New Notes.

Optional Redemption of the New Notes:

Prior to November 15, 2029 (one month prior to their maturity date) (the "2029 Notes Par Call Date"), we may redeem the New 2029 Notes, in whole or in part, at any time and from time to time, by paying a "make-whole" premium, plus accrued and unpaid interest thereon to, but not including, the date of redemption. On or after the 2029 Notes Par Call Date, we may redeem the New 2029 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the New 2029 Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Prior to September 15, 2034 (three months prior to their maturity date) (the "2034 Notes Par Call Date"), we may redeem the New 2034 Notes, in whole or in part, at any time and from time to time, by paying a "make-whole" premium, plus accrued and unpaid interest thereon to, but not including, the date of redemption. On or after the 2034 Notes Par Call Date, we may redeem the New 2034 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the New 2034 Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption. See "Description of the New Notes — Optional Redemption".

We also may redeem the New Notes of each series, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the New Notes, to, but not including, the redemption date if, at any time, changes to Canadian law (or the interpretation or administration thereof) require us to withhold taxes from payments on the New Notes of such series, and, as a result, we would be required to pay additional amounts to the holders of New Notes of such series. See "Description of the New Notes — Tax Redemption".

Additional Amounts:	Any payments made by us with respect to the New Notes will be made without withholding or deduction for Canadian taxes unless required by law or the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of New Notes, we will pay the additional amount necessary so that the net amount received by the holders of New Notes after the withholding or deduction is not less than the amount that the holders would have received in the absence of the withholding or deduction, subject to certain exceptions. See "Description of the New Notes — Additional Amounts".

Certain Covenants:	The indenture governing the New Notes contains covenants that, among other things: (i) limit our ability to create certain security interests; and (ii) restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets. These covenants are subject to important exceptions and qualifications which are described under "Description of the New Notes".

Denomination and Form:	The New Notes will be issued in book-entry form and will be represented by global notes deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as the nominee of DTC. The New Notes will be issued in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. Accordingly, Initial Notes may be exchanged only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

No Listing:	The New Notes are a new issue of securities with no established trading market. We do not intend to apply for the listing or trading of the New Notes on any securities exchange or trading facility or for the inclusion of the New Notes in any automated quotation system.

Trustee:	Computershare Trust Company, N.A. is the Trustee under the Indenture.

Governing Law:	The Indenture and the New Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

RISK FACTORS

Before deciding whether to participate in the exchange offer, prospective investors should carefully consider the risks and uncertainties described below and under the headings "Description of the Business – Risk Factors" in the AIF, "Risks and Uncertainties" in the Annual MD&A; and "Business Environment" in the Interim MD&A. Investing in the New Notes involves a high degree of risk. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operations of an investment in the New Notes. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the New Notes, could be materially adversely affected.

Risks Related to the New Notes

The New Notes are unsecured.

The New Notes will be direct unsecured obligations of Canadian Natural and will rank pari passu with all our other existing and future unsecured and unsubordinated indebtedness and will not be secured by any mortgage, pledge or other charge. The New Notes will be effectively subordinated to any secured indebtedness of the Company to the extent of the assets securing such indebtedness. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, any holders of secured debt would be paid before the holders of New Notes receive any amounts due under the New Notes to the extent of the value of the assets securing the secured debt. In the event of any bankruptcy, dissolution, liquidation or reorganization of the Company, a holder of New Notes may not be able to recover any principal or interest due to it under the New Notes. See "Description of the New Notes".

The New Notes will be structurally subordinated to any indebtedness of our subsidiaries.

The majority our assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness and other liabilities of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including the New Notes. Such liabilities and any other future liabilities of our subsidiaries would be structurally senior to the New Notes. The Indenture pursuant to which the New Notes will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness. See "Description of the New Notes".

The Company may redeem the New Notes before the applicable maturity date.

The Company may redeem some or all of the New Notes of each series at its option in the circumstances described herein. Moreover, the Company may also redeem all of the New Notes of either or both series if, at any time, changes to Canadian law require the Company to withhold taxes from payments on the New Notes of such series. In either case, any redemption of New Notes may, depending on prevailing market conditions at the time, create reinvestment risk for the holders of the New Notes to be redeemed in that they may be unable to find a suitable replacement investment with a comparable return to the New Notes. See "Description of the New Notes".

Credit ratings may not reflect all risks of an investment in the New Notes and may change.

Credit ratings assigned to us and to our securities by independent credit rating companies may not reflect all risks associated with an investment in the New Notes. Any credit ratings applied to the New Notes are an independent assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the New Notes. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the New Notes. There is no assurance that any credit rating assigned to the New Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the market price or value of the New Notes to decline.

Prevailing interest rates will affect the market price or value of the New Notes. The market price or value of the New Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

There is no public market for the New Notes.

There is no public market for the New Notes and we do not intend to apply for listing of the New Notes on any securities exchanges. If the New Notes are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic debt conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the New Notes or that a trading market for the New Notes will develop.

In the event that we become insolvent, insolvency proceedings will be governed by Canadian law.

We are incorporated in the Province of Alberta, Canada and subject to the laws of Alberta and Canada. Canadian corporate insolvency laws, which are principally contained in the Companies' Creditors Arrangement Act (the "CCAA") and the Bankruptcy and Insolvency Act (the "BIA") are different from the corporate insolvency or bankruptcy laws of the United States. In particular, proceedings under the CCAA, which provides for the potential re-organization of an insolvent company, differ from proceedings under Chapter 11 under the U.S. Bankruptcy Code in some respects. If we become insolvent, the treatment and ranking of the holders of the New Notes, other creditors and shareholders under Canadian law may be different than the treatment and ranking under the bankruptcy laws of the United States.

Risks Related to the Exchange Offer

If you do not exchange your Initial Notes for New Notes, they will continue to be restricted securities and may become less liquid.

If you do not exchange your Initial Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Initial Notes. The restrictions on transfer of your Initial Notes arise because we issued the Initial Notes in a transaction not subject to the registration requirements of the 1933 Act and applicable state securities laws. In general, you may only offer or sell the Initial Notes if they are registered under the 1933 Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements.

Because we anticipate that most holders of Initial Notes will elect to exchange their Initial Notes, we expect that the liquidity of the market for any Initial Notes remaining after the completion of the exchange offer will be substantially limited. Any Initial Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the Initial Notes outstanding. Following the exchange offer, if you do not tender your Initial Notes you generally will not have any further registration rights, and your Initial Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Initial Notes could be adversely affected.

If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes.

We will issue New Notes in exchange for the Initial Notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in "Exchange Offer — Conditions" and "Exchange Offer — Procedures for Tendering." We will issue the New Notes in exchange for the Initial Notes only after we have timely received your Initial Notes, along with a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, if you want to tender your Initial Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities in the tender of Initial Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on November 4, 2025, or on a later extended date and time as determined by us.

If you do not tender your Initial Notes or if we do not accept your Initial Notes because you did not tender your Initial Notes properly, then, after we consummate the exchange offer, you will continue to hold Initial Notes that are subject to their existing terms and transfer restrictions. Therefore, you should allow sufficient time to ensure timely delivery of the Initial Notes, and you should carefully follow the instructions on how to tender your Initial Notes.

The New Notes may not be freely tradeable by you.

Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe you may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the 1933 Act if you: (a) are not our affiliate, as that term is defined in Rule 405 under the 1933 Act; (b) are acquiring such New Notes in the ordinary course of your business; and (c) are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such New Notes issued to you. If you are a broker-dealer that receives New Notes for your own account in exchange for Initial Notes where such Initial Notes were not acquired by you directly from us or any of our affiliates, you must acknowledge that you will deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this prospectus supplement and the prospectus or, at our option, another registration statement available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates. If you are a broker-dealer that acquired Initial Notes directly from us or any of our affiliates, you cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the 1933 Act, you must comply with the registration and prospectus delivery requirements of the 1933 Act in connection with any resale of the New Notes. See "Exchange Offer – Resale of New Notes" and "Plan of Distribution".

Active trading markets for the New Notes may not develop.

There is no existing trading market for the New Notes. We do not intend to apply to list any New Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the New Notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the New Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the New Notes, your ability to sell the New Notes or the price at which you will be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the New Notes, if any, and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

(a)	the number of holders of the New Notes;

(b)	the interest of securities dealers in making a market for the New Notes;

(c)	our credit ratings with major credit rating agencies; and

(d)	the level, direction and volatility of market interest rates generally.

EXCHANGE OFFER

Terms of the Exchange Offer

Purpose and Effect of the Exchange Offer

On the Issue Date, under the Indenture, we issued US$1.5 billion aggregate principal amount of Initial Notes, comprised of: (a) US$750 million aggregate principal amount of the Initial 2029 Notes; and (b) US$750 million aggregate principal amount of the Initial 2034 Notes. The Initial Notes were originally issued by us on a private placement basis to persons reasonably believed to be "qualified institutional buyers" in reliance on the exemption from registration provided by Rule 144A promulgated under the 1933 Act and to certain non-United States persons outside the United States in offshore transactions in reliance on Regulation S promulgated under the 1933 Act. Consequently, the Initial Notes are subject to transfer restrictions under the 1933 Act.

In connection with the issuance of the Initial Notes, we entered into the Registration Rights Agreement with the Initial Purchasers. We are conducting the exchange offer to satisfy our obligations under the Registration Rights Agreement. The following contains a summary of certain material terms of the Registration Rights Agreement and does not contain all of the information that may be important to an investor in the New Notes. We refer you to the Registration Rights Agreement, a copy of which was furnished to the SEC via EDGAR as Exhibit 99.1 to our report on Form 6-K dated October 3, 2025 and can be accessed at www.sec.gov and was filed on SEDAR+ on October 3, 2025 and can be accessed at www.sedarplus.ca.

Under the Registration Rights Agreement, the Company agreed to file with the SEC a registration statement covering an exchange offer for the Initial Notes and to use reasonable best efforts to have such registration statement declared effective by the SEC no later than 360 days after the closing of the Initial Notes Offering, commence the exchange offer upon the effectiveness of such registration statement and use reasonable best efforts to cause the exchange offer to be consummated no later than 390 days after the Issue Date. We will keep the exchange offer open for at least 30 days (or longer if required by law) after the date notice of the exchange offer is sent to holders of the Initial Notes. In accordance with the Registration Rights Agreement, this prospectus does not qualify the distribution of the New Notes under the securities laws of any province or territory of Canada. We are not required, and do not intend, to qualify the New Notes by prospectus in Canada, and accordingly the New Notes will be subject to applicable restrictions on resale in Canada.

Under the Registration Rights Agreement, if the Company is required to file a shelf registration statement to provide for resales of Transfer Restricted Securities, then the Company is required to use its reasonable best efforts to keep any such shelf registration statement filed pursuant thereto continuously effective until the earliest of: (i) the date when all the Initial Notes covered by such shelf registration statement can be sold to the public under Rule 144 under the 1933 Act without regard to the volume limitations included therein and without regard to whether the Company is current in its Exchange Act filings (assuming they are not held by an affiliate of the Company); and (ii) the date on which all the Initial Notes registered thereunder are disposed of in accordance therewith. A holder who sells Initial Notes pursuant to such shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the 1933 Act in connection with such sales and will be required to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. In addition, each holder of the Initial Notes will be required to deliver information to be used in connection with any such shelf registration statement in order to have its Initial Notes included in such shelf registration statement. See "–Terms of the Exchange Offer – Additional Interest".

For the purposes of the Registration Rights Agreement, "Transfer Restricted Securities" means each Initial Note until the earliest of:

(a)	the date on which such Initial Note is exchanged in the exchange offer by a person other than a broker-dealer for a freely transferable New Note evidencing the same indebtedness as the Initial Note;

(b)	following the exchange by a broker-dealer in the exchange offer of an Initial Note for a New Note, the date on which such New Note is sold to a purchaser who receives from the broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(c)	the date on which such Initial Notes has been disposed of in accordance with the shelf registration statement; or

(d)	the date on which such Initial Note is eligible to be distributed to the public by persons who are not affiliates of the Company pursuant to Rule 144 under the 1933 Act without regard to the volume limitations included therein and without regard to whether the Company is current in its Exchange Act filings.

General

Upon the terms and subject to the conditions set forth in this prospectus supplement and in the Letter of Transmittal, all Initial Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer will be accepted for exchange. New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of the respective series accepted in the exchange offer. This prospectus supplement and the prospectus, together with the Letter of Transmittal, is being sent to all holders as of the date of this prospectus supplement.

The form and terms of the New Notes are the same as the form and terms of the Initial Notes except that the New Notes:

(a)	will be registered under the 1933 Act, and therefore will not contain restrictions on transfer;

(b)	will not contain certain provisions relating to additional interest;

(c)	will bear different CUSIP numbers from the Initial Notes of the respective series; and

(d)	will not entitle their holders to registration rights.

The New Notes will evidence the same debt as the Initial Notes of the related series and will be entitled to the benefits of the Indenture. As of the date of this prospectus supplement, US$750,000,000 aggregate principal amount of the Initial 2029 Notes were outstanding and US$750,000,000 aggregate principal amount of the Initial 2034 Notes were outstanding.

Initial Notes shall be deemed to have been accepted as validly tendered when, as and if we have given written notice thereof to Computershare Trust Company, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders of Initial Notes for the purpose of receiving the New Notes from us and delivering the New Notes to such holders.

Neither the Company nor any of their affiliates have entered into any arrangement or understanding with any person who receives New Notes in the exchange offer to distribute those securities following the completion of the exchange offer. The Company is not aware of any person that will participate in the exchange offer with a view to distribute the New Notes.

Upon consummation of the exchange offer, any Initial Notes not tendered will remain outstanding and continue to accrue interest but holders of Initial Notes who do not exchange their Initial Notes for New Notes in the exchange offer will no longer be entitled to registration rights or the payment of additional interest. In addition, such holders will not be able to offer or sell their Initial Notes, unless such Initial Notes are subsequently registered under the 1933 Act, except pursuant to an exemption from, or in a transaction not subject to, the 1933 Act and applicable state securities laws.

If any tendered Initial Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus supplement or otherwise, the certificates for any unaccepted Initial Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date of the exchange offer. See "–Procedures for Tendering".

The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under "–Conditions".

Additional Interest

Under the Registration Rights Agreement, if:

(a)	we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(b)	any Holder notifies the Company within 20 business days following consummation of the exchange offer that:

(i)	it is prohibited by law or SEC policy from participating in the exchange offer (other than by reason of being an "affiliate" (as defined in Rule 144 under the 1933 Act) of the Company);

(ii)	other than by reason of being an affiliate of the Company, it may not resell the New Notes acquired by it in exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales; or

(iii)	it is a broker-dealer and owns notes acquired directly from the Company or an affiliate of the Company,

then we will file with the SEC within the time periods specified below a shelf registration statement (a "Shelf Registration Statement") to cover resales of the notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

Under the Registration Rights Agreement, if:

(a)	any registration statement required by the Registration Rights Agreement is not declared effective by the SEC on or prior to the applicable deadline set forth in the Registration Rights Agreement;

(b)	the exchange offer is not completed on or prior to the applicable deadline set forth in the Registration Rights Agreement; or

(c)	any registration statement has been declared effective but thereafter ceases to be effective or useable in connection with resales or exchanges of securities covered thereby during the periods specified in the Registration Rights Agreement without being succeeded immediately by an additional registration statement that is declared effective (each, a "Registration Default"), then, we have agreed to pay to each holder of Transfer Restricted Securities additional interest over and above the interest otherwise payable on the securities at a rate of 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default, to be increased by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 0.50% per annum. We will not be required to pay additional interest for more than one Registration Default at any given time. All accrued additional interest shall be paid by the Company in the same manner and at the same time as payments of interest.

Under certain circumstances described in the Registration Rights Agreement, we may delay the filing of or suspend the effectiveness of, or the holders' ability to use, a shelf registration statement, and such delay or suspension will not alter the obligations of the Company to pay additional interest upon the occurrence of a Registration Default. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any additional interest pursuant to the Registration Rights Agreement.

Resale of New Notes

Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe that the New Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the 1933 Act) without compliance with the registration and prospectus delivery provisions of the 1933 Act, provided that:

(a)	such New Notes are acquired in the ordinary course of business;

(b)	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in, a distribution of such New Notes; and

(c)	such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the New Notes as it has in such no-action letters.

By tendering Initial Notes in exchange for New Notes and executing the Letter of Transmittal, each holder will represent to us that:

(a)	any New Notes to be received by it will be acquired in the ordinary course of business;

(b)	it has no arrangements or understandings with any person to participate in the distribution of the Initial Notes or New Notes within the meaning of the 1933 Act; and

(c)	it is not an "affiliate" as defined in Rule 405 under the 1933 Act of the Company.

If such holder is a broker-dealer, it will also be required to represent that the Initial Notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of New Notes. See "Plan of Distribution". Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of Initial Notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the 1933 Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the 1933 Act and that it has not entered into any arrangement or understanding with us or an affiliate of the Company or a Guarantor to distribute the New Notes in connection with any resale of such New Notes. See "Plan of Distribution".

Upon consummation of the exchange offer, any Initial Notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of Initial Notes who do not exchange their Initial Notes for New Notes in the exchange offer will no longer be entitled to registration rights or certain payments of additional interest. In addition, such holders will not be able to offer or sell their Initial Notes, unless such Initial Notes are subsequently registered under the 1933 Act, except pursuant to an exemption from, or in a transaction not subject to, the 1933 Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the Initial Notes.

Expiration Date; Extensions; Amendments

The term "expiration date" will mean 5:00 p.m., New York City time, on November 4, 2025, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended. The expiration date of the exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act.

To extend the expiration date, we will notify the exchange agent of any extension by written notice and will notify the registered holders of the Initial Notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

(a)	to delay accepting any Initial Notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "–Conditions" have not been satisfied, by giving written notice of any delay, extension or termination to the exchange agent, or

(b)	subject to the terms of the Registration Rights Agreement, to amend the terms of the exchange offer in any manner.

Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision.

Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the registered holders, and we will extend the exchange offer for a period of five to ten business days, as required by the Exchange Act. Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

Interest on the New 2029 Notes will accrue at a rate of 5.000% per annum, payable on June 15 and December 15 of each year, initially from the last interest payment date on which interest has been paid on the Initial 2029 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2029 Notes. No additional interest will be paid on the Initial 2029 Notes tendered and accepted for exchange.

Interest on the New 2034 Notes will accrue at a rate of 5.400% per annum, payable on June 15 and December 15 of each year, initially from the last interest payment date on which interest has been paid on the Initial 2034 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2034 Notes. No additional interest will be paid on the Initial 2034 Notes tendered and accepted for exchange.

Unless a registration default occurs and we are required to do so under the Registration Rights Agreement, no additional interest will be paid on the Initial Notes tendered and accepted for exchange. See " – Terms of the Exchange Offer – Additional Interest".

Absence of Dissenter's Rights of Appraisal

Holders of the Initial Notes do not have any dissenter's rights of appraisal in connection with the exchange offer.

Procedures for Tendering

To tender your Initial Notes in the exchange offer, you must use one of the three alternative procedures described below:

(1) Regular delivery procedure: Complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal. Have the signatures on the Letter of Transmittal guaranteed if required by the Letter of Transmittal. Mail or otherwise deliver the Letter of Transmittal or the facsimile together with the certificates representing the Initial Notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2) Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your Initial Notes, if this procedure is available, into the exchange agent's account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under "—Book-Entry Delivery Procedure" below, on or before 5:00 p.m., New York City time, on the expiration date.

(3) Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under "—Guaranteed Delivery Procedure" below.

The method of delivery of Initial Notes, Letter of Transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Initial Notes, letters of transmittal or other required documents should be sent to us. Delivery of all Initial Notes and other documents, including, if applicable, letters of transmittal, must be made to the exchange agent at its address set forth in "—Terms of the Exchange Offer—Exchange Agent". Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of Initial Notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable Letter of Transmittal. Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act or an eligible institution unless the Initial Notes tendered pursuant thereto are tendered (a) by a registered holder of Initial Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an eligible institution.

If a Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by us, evidence, in a manner satisfactory to us, of their authority to so act must be submitted with such Letter of Transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Initial Notes. We will not waive any condition of the exchange offer with respect to an individual holder unless we waive that condition for all holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Initial Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Initial Note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the Letter of Transmittal, promptly following the expiration date.

In addition, we reserve the right, in our sole discretion, subject to the provisions of the Indenture pursuant to which the Initial Notes were issued:

(a)	to purchase or make offers for any Initial Notes that remain outstanding subsequent to the expiration date or, as described under "—Conditions", to terminate the exchange offer;

(b)	to redeem Initial Notes as a whole, or in part, at any time and from time to time, as described under "Description of the New Notes—Optional Redemption"; and

(c)	to the extent permitted under applicable law, to purchase Initial Notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the 1933 Act and that it has not entered into any arrangement or understanding with the Company, or an affiliate of the Company, to distribute the New Notes in connection with any resale of such New Notes. See "Plan of Distribution".

Acceptance of Initial Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all Initial Notes properly tendered will be accepted promptly after the expiration date and the New Notes will be issued promptly after acceptance of the Initial Notes. See "—Conditions". For purposes of the exchange offer, Initial Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given written notice thereof to the exchange agent.

For each Initial Note accepted for exchange, the holder of such Initial Note will receive a New Note having a principal amount equal to that of the surrendered Initial Note.

In all cases, issuance of New Notes in exchange for Initial Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

(a)	a book-entry confirmation of such Initial Notes into the exchange agent's account at the applicable book- entry transfer facility;

(b)	a properly completed and duly executed Letter of Transmittal (or an agent's message from a participant tendering Initial Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal); and

(c)	any other required documents.

If any tendered Initial Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged Initial Notes will be returned promptly without expense to the tendering holder thereof (if in certificated form), or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-Entry Delivery Procedures

Any financial institution that is a participant in DTC's systems may make book-entry deliveries of Initial Notes by causing DTC to transfer their Initial Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. To effectively tender Initial Notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program ("ATOP"). DTC will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. An agent's message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the Initial Notes that this participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the Initial Notes at DTC for purposes of the exchange offer.

A delivery of Initial Notes through a book-entry transfer into the exchange agent's account at DTC will only be effective if an agent's message or the Letter of Transmittal or a facsimile of the Letter of Transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated in the Letter of Transmittal on or before the expiration date unless the guaranteed delivery procedures described below are complied with.

Delivery of documents to DTC does not constitute delivery to the exchange agent.

Holders of Initial Notes who are unable to make a book-entry delivery of their Initial Notes into the exchange agent's account at DTC and all other documents required by the Letter of Transmittal to the exchange agent on or prior to the expiration date may tender their Initial Notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders who wish to tender their Initial Notes and (1) whose Initial Notes are not immediately available, (2) who cannot deliver their Initial Notes, the Letter of Transmittal or any other required documents to the exchange agent, or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

(a)	the tender is made through an eligible institution;

(b)	prior to 5:00 pm on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed Letter of Transmittal and notice of guaranteed delivery, substantially in the form provided by us, by hand or sent by overnight courier, facsimile transmission, or registered or certified mail, setting forth the following:

(i)	the name and address of the holder, the registration or certificate number(s) of the Initial Notes and the principal amount of Initial Notes tendered;

(ii)	stating that the tender is being made thereby; and

(iii)	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the Letter of Transmittal or facsimile thereof together with the certificate(s) representing the Initial Notes or a confirmation of book-entry transfer of the Initial Notes into the exchange agent's account at DTC, and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent; and

(c)	the properly completed and executed Letter of Transmittal or facsimile thereof, as well as the certificate(s) representing all tendered Initial Notes in proper form for transfer or a confirmation of book-entry transfer of the Initial Notes into the exchange agent's account at DTC, and all other documents required by the Letter of Transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Initial Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus supplement, tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the Letter of Transmittal, or the holder must comply with the appropriate procedures of the DTC, including ATOP. Any notice of withdrawal must:

(a)	specify the name of the person having deposited the Initial Notes to be withdrawn;

(b)	identify the Initial Notes to be withdrawn, including the principal amount of such Initial Notes;

(c)	in the case of Initial Notes tendered by book-entry transfer, specify the name and the number of the account at DTC to be credited and otherwise comply with the procedures of the depository;

(d)	contain a statement that such holder is withdrawing its election to have such Initial Notes exchanged;

(e)	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Initial Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustees with respect to the Initial Notes register the transfer of the Initial Notes in the name of the person withdrawing the tender; and

(f)	specify the name in which any Initial Notes are to be registered, if different from the person who tendered such Initial Notes.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect thereto unless the Initial Notes so withdrawn are validly retendered. Any Initial Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof, or credited to an account maintained with DTC for the Initial Notes, without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described above under " – Procedures for Tendering" at any time prior to the expiration date.

Conditions

We will complete the exchange offer only if:

(a)	there is no change in applicable law or the interpretation of the staff of the SEC which would reasonably be expected to impair our ability to proceed with the exchange offer;

(b)	there is no change in the current interpretation of the staff of the SEC which permits resales of the New Notes;

(c)	there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus supplement forms a part or the qualification of the Indenture for the New Notes under the United States Trust Indenture Act of 1939, as amended, and there are no proceedings initiated or, to our knowledge, threatened for that purpose;

(d)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that in our judgment or in the opinion of our counsel would reasonably be expected to impair our ability to proceed with the exchange offer; and

(e)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete the exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such rights. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of the exchange offer. If we waive a condition to the exchange offer, the waiver will be applied equally to all holders of Initial Notes. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate the exchange offer because any of these conditions is not satisfied, we may:

(a)	refuse to accept and return to their holders any Initial Notes that have been tendered;

(b)	extend the exchange offer and retain all Initial Notes tendered before the expiration date, subject to the rights of the holders of these Initial Notes to withdraw their tenders; or

(c)	waive any condition that has not been satisfied and accept all properly tendered Initial Notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under the section in this prospectus entitled "— Expiration Date; Extensions; Amendments".

In addition, subject to applicable law, we may in our absolute discretion terminate the exchange offer for any other reason.

Exchange Agent

Computershare Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, copies of this prospectus supplement, the accompanying prospectus or of the Letter of Transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent as provided in the Letter of Transmittal.

Fees and Expenses

The Company will bear the expenses of soliciting tenders pursuant to the exchange offer, including fees and expenses of the exchange agent and the Trustees and accounting, legal, printing and related fees and expenses. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the Initial Notes, and in handling or forwarding tenders for exchange.

We will pay all transfer taxes applicable to the exchange of Initial Notes pursuant to the exchange offer; provided, however, that if (a) New Notes or Initial Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Initial Notes tendered; (b) tendered Initial Notes are registered in the name of any person other than the person signing the Letter of Transmittal; or (c) a transfer tax is imposed for any reason other than the exchange of Initial Notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

Holders of Initial Notes who do not exchange their Initial Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the 1933 Act and applicable state securities laws. The Initial Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the 1933 Act, pursuant to an exemption from registration under the 1933 Act or in a transaction not subject to the registration requirements of the 1933 Act, and in compliance with applicable state securities laws. Except as may be required by the Registration Rights Agreement, we do not currently anticipate that we will register the Initial Notes under the 1933 Act at any time following the expiration of the exchange offer. To the extent that Initial Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Initial Notes could be adversely affected. See "Risk Factors – Risks Related to the Exchange Offer – If you do not exchange your Initial Notes for New Notes, they will continue to be restricted securities and may become less liquid".

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution".

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing New Notes, we will receive, in exchange, Initial Notes of like principal amount, the terms of which are identical in all material respects to the New Notes. Initial Notes surrendered in exchange for New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in our indebtedness and will evidence the same continuing indebtedness as the Initial Notes. No underwriter is being used in connection with the exchange offer.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2025. As we will realize no proceeds from the exchange offer, the completion of the exchange offer will not have a material change on our consolidated capitalization.

PRIOR SALES

Other than the offering of the Initial Notes and the Cdn$ denominated notes described below, the Company has not sold or issued any debt securities, or securities convertible into debt securities, during the 12-month period prior to the date hereof.

Date	Security	Issue Price	Number of Securities	Aggregate Principal Amount
December 6, 2024	5.000% Notes due 2029	US$99.968 per US$100.00	7,500,000	US$	750,000,000
December 6, 2024	5.400% Notes due 2034	US$99.837 per US$100.00	7,500,000	US$	750,000,000
December 6, 2024	5.140% Notes due 2031	Cdn$99.836 per Cdn$100.00	5,000,000	Cdn$	500,000,000

EARNINGS COVERAGE

The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus in accordance with Canadian disclosure requirements.

The following earnings coverage ratios are calculated on a consolidated basis for the twelve month periods ended June 30, 2025 and December 31, 2024 and are based on information contained within our financial statements for the related periods which were prepared in accordance with IFRS.

The coverage ratios do not give effect to any debt securities offered by this prospectus since the aggregate amount of debt securities that will be issued hereunder, if any, and terms of issue are not presently known. The coverage ratios set forth below do not purport to be indicative of coverage ratios for any future periods.

	June 30, 2025 (unaudited)	December 31, 2024 (unaudited)
Earnings coverage(1)	14.0x	14.6x

Note:

(1)	Earnings coverage is equal to Canadian Natural's net earnings (loss) plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Our borrowing cost requirements amounted to $592 million for the twelve months ended December 31, 2024. Our earnings before borrowing costs and income tax for the twelve months then ended was $8,651 million which is 14.6 times our borrowing cost requirements for this period. Our borrowing cost requirements amounted to $792 million for the twelve months ended June 30, 2025. Our earnings before borrowing costs and income tax for the twelve months then ended was $11,093 million which is 14.0 times our borrowing cost requirements for this period.

DESCRIPTION OF THE NEW NOTES

In this section, the words the "Company," "Canadian Natural," "we," "us" and "our" refer only to Canadian Natural Resources Limited and not to any of our subsidiaries. The following description of the particular terms of the New Notes is qualified in its entirety by reference to the indenture under which the New Notes are to be issued. Capitalized terms used and not defined in this description have the meanings ascribed to them in the indenture. The following description is meant to be only a summary of the material provisions of the indenture. It does not restate the terms of the indenture in their entirety. We urge that you carefully read the indenture and the Registration Rights Agreement as these documents, and not this description, govern your rights as holders of the New Notes.

The New Notes will be issued under a trust indenture dated as of July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York (the "Initial Trustee"), as amended by a first supplemental indenture dated as of October 28, 2011 entered into between us and the Initial Trustee, as amended by a second supplemental indenture dated as of August 30, 2013 among us, the Initial Trustee and Computershare Trust Company, N.A. (the "Trustee") (as successor to Wells Fargo Bank, National Association), as amended by a third supplemental indenture dated as of December 6, 2024 between us and the Trustee (the trust indenture dated as of July 24, 2001 as amended by the first supplemental indenture, the second supplemental indenture, and the third supplemental indenture, the "Indenture"). The following summary of certain provisions of the Indenture and the New Notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

General

The New Notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness from time to time outstanding. The New Notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Payment of the principal, premium, if any, and interest will be made in U.S. dollars. The New Notes will not be entitled to the benefits of any sinking fund. The New Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

The New 2029 Notes will be issued in exchange for the Initial 2029 Notes exchanged pursuant to the exchange offer and will mature on December 15, 2029. The New 2029 Notes will accrue interest at a rate of 5.000% per annum, payable on June 15 and December 15 of each year, initially from the last interest payment date on which interest has been paid on the Initial 2029 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2029 Notes. No additional interest will be paid on the Initial 2029 Notes tendered and accepted for exchange.

The New 2034 Notes will accrue interest at a rate of 5.400% per annum, payable on June 15 and December 15 of each year, initially from the last interest payment date on which interest has been paid on the Initial 2034 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2034 Notes. No additional interest will be paid on the Initial 2034 Notes tendered and accepted for exchange.

Interest payments for the New Notes will include accrued interest from and including the date of the last interest payment date on which interest has been paid on the applicable Initial Notes and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the date of the interest payment (the "Interest Payment Date") or the date of maturity or redemption, as the case may be. If any Interest Payment Date, redemption date or the maturity date of the New Notes falls on a day that is not a Business Day (as defined in the Indenture), the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such Interest Payment Date, redemption date or the maturity date, as the case may be. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We may from time to time without notice to, or the consent of, the holders of the New Notes, create and issue additional New 2029 Notes or New 2034 Notes under the Indenture. Such additional New 2029 Notes and New 2034 Notes will have the same terms as the New 2029 Notes or the New 2034 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional New 2029 Notes or New 2034 Notes or except for the first payment of interest following the issue date of the additional New 2029 Notes or New 2034 Notes) so that the additional New 2029 Notes or New 2034 Notes may be consolidated and form a single series with the New 2029 Notes or New 2034 Notes, as the case may be.

We may redeem the New Notes prior to maturity as described below under "Optional Redemption."

Optional Redemption

Prior to the 2029 Notes Par Call Date, being November 15, 2029 (one month prior to their maturity date), we may redeem the New 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the New 2029 Notes matured on the 2029 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the date of redemption; and (2) 100% of the principal amounts of the New 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the 2029 Notes Par Call Date, we may redeem the New 2029 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the New 2029 Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Prior to the 2034 Notes Par Call Date, being September 15, 2034 (three months prior to their maturity date), we may redeem the New 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the New 2034 Notes matured on the 2034 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the date of redemption; and (2) 100% of the principal amounts of the New 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the 2034 Notes Par Call Date, we may redeem the New 2034 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the New 2034 Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

"Applicable Par Call Date" means the 2029 Notes Par Call Date in respect of the New 2029 Notes and the 2034 Notes Par Call Date in respect of the New 2034 Notes, as applicable.

"Treasury Rate" means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as "Selected Interest Rates (Daily) - H.15" (or any successor designation or publication) ("H.15") under the caption "U.S. government securities–Treasury constant maturities–Nominal" (or any successor caption or heading) ("H.15 TCM"). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Applicable Par Call Date (the "Remaining Life"); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Applicable Par Call Date, as applicable. If there is no United States Treasury security maturing on the Applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Applicable Par Call Date, one with a maturity date preceding the Applicable Par Call Date and one with a maturity date following the Applicable Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Applicable Par Call Date. If there are two or more United States Treasury securities maturing on the Applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Company's actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary's procedures) at least 10 days but not more than 60 days before the redemption date to each holder of New Notes to be redeemed.

In the case of a partial redemption, selection of the New Notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair. No New Notes of a principal amount of $2,000 or less will be redeemed in part. If any New Note is to be redeemed in part only, the notice of redemption that relates to the New Note will state the portion of the principal amount of the New Note to be redeemed. A New Note in a principal amount equal to the unredeemed portion of the New Note will be issued in the name of the holder of the note upon surrender for cancellation of the original New Note. For so long as the New Notes are held by The Depository Trust Company ("DTC") (or another depositary), the redemption of the New Notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the New Notes or the portions of such New Notes called for redemption.

Negative Pledge

The Indenture includes our covenant that, so long as any of the New Notes remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) securing any Indebtedness of any Person without also at the same time or prior to that time securing equally and ratably with other Indebtedness all of the New Notes then Outstanding.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

The term "Capital Lease Obligation" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term "Consolidated Net Tangible Assets" means the total amount of assets of any Person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(a)	all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities, in each case which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents and other like intangibles; and

(c)	non-controlling interests in subsidiaries as defined under GAAP,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such Person computed in accordance with GAAP.

The term "Current Assets" means current assets as determined in accordance with GAAP.

The term "Financial Instrument Obligations" means obligations arising under:

(a)	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

(b)	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(c)	commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

The term "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada.

The term "Indebtedness" means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in the consolidated financial statements of Canadian Natural as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any Purchase Money Obligation, (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities, (v) any obligation issued or assumed as the deferred purchase price of property or services, (vi) any Capital Lease Obligation, (vii) any obligation to pay rent or other payment amounts with respect to any Sale and Leaseback Transaction, (viii) any payment obligation under Financial Instrument Obligations at the time of determination, (ix) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (x) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

The term "Permitted Encumbrances" means any of the following:

(a)	any Security Interest existing as of the date of the first issuance by us of the New Notes;

(b)	any Security Interest on pipelines, pumping stations or other pipeline facilities, drilling equipment, production equipment and platforms; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gasification or natural gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that such Security Interest is incurred to finance the acquisition of such property or assets within 90 days after such acquisition and such Security Interest shall be limited to the specified property or assets being financed;

(c)	(i) any Security Interest on any specific properties or any interest therein, construction thereon or improvement thereto, and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles and other assets, rights or collateral specifically connected with such properties, incurred (A) to secure all or any part of the financing for acquisition, surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and natural gas producing properties (including oil sands properties), or any interest therein, financing incurred for "development" shall include financing incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or (B) for acquiring ownership of any Person which owns any such property or interest therein, provided that such Security Interest is limited to such property or such interest therein owned by any such Person; and (ii) any Security Interest on an oil and/or natural gas producing property (including oil sands properties) to secure Indebtedness incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

(d)	any Security Interest in favor of Canadian Natural or any of its wholly-owned Subsidiaries;

(e)	any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(f)	any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, Canadian Natural or a Subsidiary, or such property is otherwise acquired by Canadian Natural or a Subsidiary, provided such Security Interest does not extend to property owned by Canadian Natural or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(g)	any Security Interest on Current Assets securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Indebtedness is incurred;

(h)	any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, Canadian Natural or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations, (ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Canadian Natural or the Subsidiary, as the case may be, in good faith, and with respect to which Canadian Natural or the Subsidiary shall have secured a stay of enforcement thereof, if applicable, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Canadian Natural or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license, lease or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Canadian Natural or the Subsidiary under government permits, licenses, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Canadian Natural or the Subsidiary, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Canadian Natural or a Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, pipelines, natural gas and water mains or electric light and power or telephone conduits, poles, wires and cables) that, in the opinion of Canadian Natural, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Canadian Natural or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Canadian Natural or the Subsidiary, as the case may be, and (x) any liens and privileges arising out of judgments or awards with respect to which Canadian Natural or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

(i)	any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

(j)	any Security Interest on cash or marketable securities of Canadian Natural or any Subsidiary granted in the ordinary course of business in connection with Financial Instrument Obligations;

(k)	any Security Interest in respect of the sale (including any forward sale) or other transfer, in the ordinary course of business, of (i) oil, natural gas, other hydrocarbons or by-product thereof, or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals and (ii) any other interests in property of a character commonly referred to as a "production payment";

(l)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (k) inclusive, provided the principal amount thereof is not increased and provided that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

(m)	any Security Interests that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (m) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

The term "Person" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon.

The term "Sale and Leaseback Transaction" means any direct or indirect arrangement (excluding, however, any such arrangement between Canadian Natural and a Subsidiary or between one or more Subsidiaries) pursuant to which property is sold or transferred and is thereafter leased back from the purchaser or transferee thereof.

The term "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; however, for purposes of the "Negative Pledge" covenant only, such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

The term "Shareholders' Equity" means the aggregate amount of shareholders' equity of a Person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such Person and computed in accordance with GAAP.

The term "Significant Subsidiary" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

The term "Subsidiary" means any corporation or other Person of which there are owned, directly or indirectly, by or for Canadian Natural or by or for any corporation or other Person in like relation to Canadian Natural, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50 percent of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50 percent of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary; provided, however, that such term will not include, for purposes of the "Negative Pledge" covenant only, any Subsidiary if the assets of the Subsidiary do not at the time exceed 2 percent of Consolidated Net Tangible Assets.

The term "Voting Shares" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

The occurrence of any of the following events will constitute an "Event of Default" with respect to a series of New Notes:

(a)	default by Canadian Natural in payment of all or any part of the principal of any of the New Notes of such series when the same becomes due under any provision of the Indenture or of those New Notes;

(b)	default by Canadian Natural in payment of any interest due on any of the New Notes of such series, or Additional Amounts on any of the New Notes of such series when they become due and payable, and continuance of that default for a period of 30 days;

(c)	default by Canadian Natural in observing or performing any of the covenants described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

(d)	default by Canadian Natural in observing or performing any other of its covenants or conditions contained in the Indenture or in the New Notes of such series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

(e)	default by Canadian Natural or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate at the time of default or default in the performance of any other covenant of Canadian Natural or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness ("accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 15 days after such acceleration;

(f)	certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to Canadian Natural or any Significant Subsidiary; or

(g)	the taking or entry of certain judgments or decrees against Canadian Natural or any Subsidiary for the payment of money in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate, if Canadian Natural or such Subsidiary, as the case may be, fails to file an appeal or, if Canadian Natural or such Subsidiary, as the case may be, does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to the notes of any series, unless the principal of all of the notes of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the notes of that series then Outstanding, declare the principal of (and premium, if any, on) all the notes of such series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of the notes of such series to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the debt securities of one or more series issued under the Indenture, unless the principal of all of the debt securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all debt securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of all the debt securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand.

Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the debt securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the debt securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below.

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of those affected series.

The Indenture provides that no Holder of the debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series, (b) the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request during such 60 day period. However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires Canadian Natural to furnish to the Trustee annually an Officers' Certificate as to the compliance by Canadian Natural with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

The Indenture provides that the Trustee may withhold notice to the Holders of the debt securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the debt securities of those series.

Consolidation, Merger, Amalgamation and Sale of Assets

Canadian Natural shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, lease, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the "Successor Corporation") unless (a) the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor Corporation will have assumed all of the covenants and obligations of Canadian Natural under the Indenture in respect of the New Notes, and (ii) the New Notes will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of New Notes under the Indenture; (b) the Successor Corporation is a corporation, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (c) Canadian Natural has delivered to the Trustee, within 60 days thereof, an Officer's Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this covenant and all conditions precedent relating to such transaction have been complied with, and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Additional Amounts

All payments made by Canadian Natural under or with respect to the New Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless Canadian Natural is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Canadian Natural is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the New Notes, Canadian Natural will pay to each Holder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after any withholding or deduction of any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder in respect of:

(a)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a person with which Canadian Natural does not deal at arm's length (within the meaning of the Income Tax Act (Canada) (together with the regulations thereto, the "Canadian Tax Act")) at the time of making such payment;

(b)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some present or former connection with Canada or any province or territory thereof (otherwise than any connection arising by the mere holding, owning or disposing of New Notes, the receipt of payments thereunder or the enforcement or exercise of rights with respect to the New Notes);

(c)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a "specified shareholder" (within the meaning of subsection 18(5) of the Canadian Tax Act) of Canadian Natural, or the Holder or beneficial owner not dealing at arm's length, for purposes of the Canadian Tax Act, with such a "specified shareholder";

(d)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a "specified entity" (as defined in subsection 18.4(1) of the Canadian Tax Act) in respect of Canadian Natural or in respect of which Canadian Natural is a "specified entity";

(e)	Canadian Taxes imposed by reason of the Holder's or the beneficial owner's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(f)	any Canadian Taxes that are payable otherwise than by deduction or withholding from a payment under or with respect to the New Notes (other than Canadian Taxes payable pursuant to Regulation 803 of the Canadian Tax Act, or any similar successor provision);

(g)	any Canadian Taxes that are estate, inheritance, gift, sales, excise, transfer, capital gains, personal property or similar taxes;

(h)	any taxes imposed or withheld pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, (or any amended or successor version of such sections that are substantively comparable), any regulations promulgated thereunder, any official interpretations thereof, any intergovernmental agreement or treaty between Canada and the United States with respect to the foregoing and any law, regulation, or official interpretation thereof implementing such intergovernmental agreement, or any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code of 1986, as amended; or

(i)	any combination of clauses (a) through (h) above,

(collectively, "Excluded Taxes").

Further, no Additional Amounts will be paid with respect to any payment on a New Note to a Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Holder of such New Note.

Canadian Natural will also:

(a)	make such withholding or deduction; and

(b)	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Canadian Natural will furnish to the Holders of the New Notes, within 60 days after the date the remittance of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such remittance by Canadian Natural.

Without duplication of any obligations to pay Additional Amounts as described above, Canadian Natural will indemnify and hold harmless each Holder and upon written request reimburse each such Holder for the amount of:

(a)	any Canadian Taxes (other than Excluded Taxes) so levied or imposed and paid by such Holder as a result of payments made under or with respect to the New Notes;

(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes measured or based on such Holder's net income, revenue or capital.

Wherever in the Indenture or this Description of the New Notes there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a New Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The New Notes will be subject to redemption in whole, but not in part, at the option of Canadian Natural, at any time, on not less than 30 nor more than 60 days prior written notice, at 100 percent of the principal amount, together with accrued interest thereon to the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the New Notes, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this offering memorandum.

Modification and Waiver

The Indenture permits Canadian Natural and the Trustee to enter into supplemental indentures without the consent of the Holders of the debt securities to, among other things: (a) secure the debt securities of one or more series, (b) evidence the assumption by the Successor Corporation of Canadian Natural's covenants and obligations under the Indenture and the debt securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the debt securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the debt securities, (e) establish the form and terms of the debt securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, (g) to comply with any requirements of the SEC in order to effect and maintain the qualification of the Indenture under the United States Trust Indenture Act of 1939, as amended, (h) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided, however, such action shall not adversely affect the interests of the Holders of any debt securities in any material respect, and (i) make any other modifications which will not be prejudicial to the interests of the Holders of the debt securities.

The Indenture also permits Canadian Natural and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the debt securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the debt securities of each such affected series; provided, however, that Canadian Natural and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security, (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of the principal of or any premium or interest on that Security, (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof, (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration, (g) change the time at which any Security may or shall be redeemable or repayable, (h) change any obligation of Canadian Natural to pay additional amounts provided for pursuant to the Indenture, with certain exceptions, or (i) modify any provisions of the Indenture relating to modifying or amending the Indenture or the waiving of past defaults or covenants except as otherwise specified in the Indenture.

Prior to the acceleration of the Maturity of any debt securities, the Holders of a majority in aggregate principal amount of the debt securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected debt securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

Defeasance and Covenant Defeasance

The Indenture provides that, at the option of Canadian Natural, Canadian Natural will be discharged from any and all obligations with respect to the New 2029 Notes or New 2034 Notes (except for certain obligations to register the transfer or exchange of the New Notes, to replace mutilated, destroyed, lost or stolen New Notes, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust and payments under the trust described below and the defeasance provisions of the Indenture) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the New 2029 Notes or New 2034 Notes, as the case may be, on the Stated Maturity of those payments in accordance with the terms of the New 2029 Notes or New 2034 Notes, as applicable. Such a defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) stating that Canadian Natural has received from, or there has been published by, the Internal Revenue Service a ruling, since the date of the Indenture, or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the New 2029 Notes or New 2034 Notes, as applicable, will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the New 2029 Notes or New 2034 Notes, as the case may be, will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the New Notes include holders who are not resident in Canada). In addition, Canadian Natural may also obtain a discharge of the Indenture with respect to the New 2029 Notes or New 2034 Notes, as the case may be, by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of the New 2029 Notes or New 2034 Notes, as applicable, provided that the New 2029 Notes or New 2034 Notes, as applicable, are by their terms to become due and payable within one year or are to be called for redemption within one year.

The Indenture also provides that Canadian Natural may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the New 2029 Notes or New 2034 Notes, as the case may be, by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the New 2029 Notes or New 2034 Notes, as applicable, on the Stated Maturity of those payments in accordance with the terms of the New 2029 Notes or New 2034 Notes, as applicable. Canadian Natural's other obligations with respect to the New Notes would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) to the effect that the Holders of New 2029 Notes or New 2034 Notes, as the case may be, will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the New 2029 Notes or New 2034 Notes, as the case may be, will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the New 2029 Notes or New 2034 Notes, as applicable, include holders who are not resident in Canada).

In the event that Canadian Natural exercises its option to effect a covenant defeasance with respect to the New 2029 Notes or New 2034 Notes, as the case may be, the New 2029 Notes or New 2034 Notes, as applicable, are thereafter declared due and payable because of the occurrence of another Event of Default and the amount of money and securities on deposit with the Trustee would be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the New 2029 Notes or New 2034 Notes, as applicable, at their respective Stated Maturities, but may not be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the New 2029 Notes or New 2034 Notes, as applicable, at the time of the acceleration resulting from that Event of Default, then Canadian Natural would remain liable for this deficiency.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual report and other information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee, and file with the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, the information, documents and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations, which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly and annual reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP.

Payment and Paying Agents

Principal, premium, if any, and interest, if any, on the New Notes will be payable at an office or agency of the Trustee in New York, New York, except that at our option interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account located in the United States maintained by the Person entitled thereto as specified in the Security Register. Payment of any instalment of interest on the New Notes will be made to the Person in whose name such note is registered at the close of business on the Regular Record Date for such interest.

We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

Consent to Service and Jurisdiction

We have designated CT Corporation System, 28 Liberty Street, New York, New York 10005 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the New Notes. Any such action may be brought in any Federal court (or, if such court refuses to take jurisdiction, in any New York state court) located in the Borough of Manhattan in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and Canadian Natural has irrevocably submitted to the jurisdiction of any such court.

Governing Law

The Indenture and the New Notes will be governed by and construed in accordance with the laws of the State of New York.

Book-Entry System

We have obtained the information in this section concerning DTC and its book-entry systems and procedures from DTC, but we take no responsibility for the accuracy of this information. In addition, the description in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

The New Notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC's nominee). You may hold your interests in the global notes through DTC either as a participant in DTC or indirectly through organizations that are participants in DTC.

So long as DTC or its nominee is the registered owner of the global securities representing the New Notes, DTC or such nominee will be considered the sole owner and holder of the New Notes for all purposes of the New Notes and the Indenture. Except as provided below, owners of beneficial interests in the New Notes will not be entitled to have the New Notes registered in their names, will not receive or be entitled to receive physical delivery of the New Notes in definitive form and will not be considered the owners or holders of the New Notes under the Indenture, including for purposes of receiving any reports delivered by us or the Trustees pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a New Note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of New Notes.

The Depository Trust Company

DTC will act as securities depositary for the New Notes. The New Notes will be issued as fully registered notes registered in the name of Cede & Co. DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a "banking organization" within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

•	a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants. Access to the DTC system is also available to securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, New Notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.

Purchases of New Notes under DTC's system must be made by or through direct participants, who will receive a credit for the New Notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the New Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the New Notes, except in the event that use of the book-entry system for the New Notes is discontinued.

To facilitate subsequent transfers, all New Notes deposited by direct participants with DTC are registered in the name of DTC's nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of New Notes with DTC and their registration in the name of Cede & Co. do not affect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Notes. DTC's records reflect only the identity of the direct participants to whose accounts such New Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Euroclear and Clearstream

If the depositary for a global debt security is DTC, you may hold interests in the global debt security through Clearstream Banking, société anonyme, which we refer to as "Clearstream", or Euroclear Bank SA/ NV, as operator of the Euroclear system, which we refer to as "Euroclear", in each case, as a participant in DTC. Euroclear and Clearstream will hold interests, in each case, on behalf of their participants through customers' securities accounts in the names of Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold such interests in customers' securities in the depositaries' names on DTC's books. Payments, deliveries, transfers, exchanges, notices and other matters relating to the debt securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and other participants in DTC, on the other hand, would also be subject to DTC's rules and procedures. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time-zone differences, U.S. investors who hold their interests in the debt securities through these systems and wish on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system. We have obtained the foregoing information concerning Euroclear and Clearstream from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Book-Entry Format

Under the book-entry format, the Trustees will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the Trustees under the Indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the New Notes to owners of beneficial interests in the New Notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the New Notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the New Notes on your behalf. We, the underwriters and the Trustees under the Indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants. We, the underwriters and the Trustee under the Indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants relating to, or payments made on account of, beneficial ownership interests in the New Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The Trustees will not recognize you as a holder under the Indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a New Note if one or more of the direct participants to whom the New Note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the New Notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge New Notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your New Notes.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the New Notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.' s consenting or voting rights to those direct participants to whose accounts the New Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC has agreed to the foregoing procedures in order to facilitate transfers of the New Notes among its participants. However, DTC is under no obligation to perform or continue to perform those procedures, and may discontinue those procedures at any time.

PLAN OF DISTRIBUTION

Each broker-dealer who holds Initial Notes that are Transfer Restricted Securities that were acquired for its own account as a result of market-making activities or other trading activities (other than Transfer Restricted Securities acquired directly from the Company), may exchange such Transfer Restricted Securities under the exchange offer.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer in exchange for Initial Notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an "underwriter" within the meaning of the 1933 Act and, therefore, must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resales, offers to resell or other transfers of the New Notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such New Notes. By acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the 1933 Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed to use their reasonable best efforts to keep the registration statement of which this prospectus forms a part continuously effective, supplemented and amended to the extent necessary to ensure that it is available to any broker-dealer for use in connection with any such resale for a period ending the earlier of (a) 180 days from the date on which the registration statement of which this prospectus forms a part is declared effective; and (b) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the 1933 Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the 1933 Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the 1933 Act.

For a period of 180 days from the date on which the registration statement of which this prospectus forms a part is declared effective (or shorter as provided for above), we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents at any time during such 180-day period.

This prospectus does not qualify the New Notes for public distribution under the securities laws of any province or territory of Canada.

The New Notes will constitute a new issue of securities with no established trading market. We do not intend to apply to list any New Notes on any securities exchange or any automated quotation system

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Canadian federal income tax considerations generally applicable to a holder of Initial Notes who, as beneficial owner, exchanges Initial Notes for New Notes pursuant to the exchange offer, and who, at all relevant times, for the purposes of the Canadian Tax Act and any applicable tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada, (ii) is entitled, as beneficial owner, to receive all payments (including all principal and interest) made in respect of the Notes, (iii) deals at arm's length, and is not affiliated, with any of Canadian Natural, any subsidiary or successor thereof, the Initial Purchasers, and with any transferees resident (or deemed to be resident) in Canada to whom the holder assigns or otherwise transfers a Note, (iv) is neither a "specified non-resident shareholder" of Canadian Natural nor a person who does not deal at arm's length with a "specified shareholder" of Canadian Natural for purposes of the "thin capitalization" rules contained in the Canadian Tax Act, (v) is not an entity which is a "specified entity" (within the meaning of subsection 18.4(1) of the Canadian Tax Act) or in respect of which Canadian Natural is a "specified entity", (vi) does not use or hold, and is not deemed to use or hold, a Note in, or in connection with, a trade or business carried on, or deemed to be carried on, in Canada, (vii) is not an insurer that carries on an insurance business in Canada and elsewhere, and (viii) is not an "authorized foreign bank". Holders who satisfy all of the foregoing requirements are referred to as a "Non-Resident Holder" or "Non-Resident Holders" in this summary of certain Canadian federal income tax considerations, and this summary only addresses such Non-Resident Holders. This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom Canadian Natural does not deal at arm's length within the meaning of the Canadian Tax Act.

This summary is based on the facts set out in this prospectus supplement, the current provisions of the Canadian Tax Act and on our understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency published in writing and made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and assumes that all such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any change in the law or any change in the administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e., non-Canadian) tax considerations or Canadian provincial or territorial tax considerations, which may vary significantly from the Canadian federal income tax considerations described herein.

This summary of certain Canadian federal income tax considerations is of general nature only, is not exhaustive of all Canadian federal income tax consideration that may be relevant to a particular holder of Notes (including a "Non-Resident Holder" as defined above), and is not intended to be, nor should it be construed to be, legal, business or tax advice to a particular holder of Notes, and no representation with respect to the income tax consequences to any particular holder is made. Accordingly, holders should consult with their own tax advisors for advice regarding the income tax considerations applicable to their particular circumstances.

This summary does not address Canadian tax consequences to residents of Canada or deemed residents of Canada of the exchange, holding or disposition of Notes. Residents of Canada or deemed residents of Canada are urged to consult their own legal and tax advisers with respect to the Canadian tax consequences of the exchange, holding or disposition of Notes having regard to their particular circumstances and with respect to the eligibility of the Notes under relevant Canadian legislation and regulations.

Exchange of Initial Notes for New Notes

No tax under the Canadian Tax Act will be payable by a Non-Resident Holder on the exchange of Initial Notes for New Notes.

Holding and Disposition of Initial Notes and New Notes

Under the Canadian Tax Act, interest, principal or premium, if any, paid or credited, or deemed to be paid or credited, by Canadian Natural to a Non-Resident Holder on the Notes, and any proceeds of disposition received by a Holder on the disposition of a Note, including on redemption, repurchase, or repayment at maturity, will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act by a Non-Resident Holder on interest, principal, discount or premium, or on the proceeds received by a Non-Resident Holder on the disposition of a Note including on redemption or payment on maturity, solely as a consequence of the acquisition, holding or disposition (including on redemption, repurchase, or repayment at maturity) of the Notes..

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences of the exchange of Initial Notes for New Notes pursuant to this prospectus supplement and of the ownership and disposition of the New Notes by certain U.S. Holders, as defined below. This discussion is not a complete analysis or listing of all of the possible U.S. federal tax consequences of such transactions and does not address all tax considerations that might be relevant to you in light of your personal circumstances.

This discussion is limited to the U.S. federal income tax consequences to persons who are beneficial owners of Notes and who hold Notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as: dealers in securities or foreign currency; brokers; traders that mark-to-market their securities; tax-exempt entities; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; banks, thrifts and other financial institutions; insurance companies; persons that hold Notes as part of a "straddle," as part of a "hedge" against currency risk, or as part of a wash sale or "conversion transaction;" U.S. Holders that have a "functional currency" other than the U.S. dollar; regulated investment companies; real estate investment trusts; expatriates and former long-term residents of the United States; persons subject to the alternative minimum tax; entities and arrangements that are treated as pass-through entities for U.S. federal income tax purposes that hold Notes and investors therein; and persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to Notes to their financial statements under Section 451 of the Code. In addition, this discussion is generally limited to the U.S. federal income tax consequences to U.S. Holders of Initial Notes who receive New Notes in exchange for Initial Notes pursuant to the exchange offer.

This discussion does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax laws other than income tax laws (e.g., gift or estate tax laws).

This summary is based upon existing provisions of the Code, final, temporary, and proposed U.S. Treasury regulations promulgated thereunder ("Treasury Regulations"), and current administrative rulings and practice, judicial decisions, and interpretations of the foregoing, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion is not binding on the U.S. Internal Revenue Service (the "IRS") and we have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions that are different from those discussed below or that a U.S. court will not sustain such a challenge.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Notes and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of the following discussion, a "U.S. Holder" is a beneficial owner of a Note that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity or arrangement, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of Notes, the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Entities or arrangements that are treated as pass-through entities for U.S. federal income tax purposes that are considering exchanging Initial Notes for New Notes pursuant to this prospectus supplement (and investors therein) are urged to consult their own tax advisors as to U.S. federal, state and local and non-U.S. tax consequences of such exchange and the ownership and disposition of New Notes.

U.S. Federal Income Tax Consequences for U.S. Holders

The Exchange Offer

The exchange of an Initial Note for a New Note pursuant to the exchange offer should not constitute an exchange for U.S. federal income tax purposes because the differences between the New Notes and the Initial Notes do not constitute a "significant modification." Accordingly, U.S. Holders who exchange an Initial Note for a New Note in connection with the exchange offer should not recognize any taxable gain or loss as a result of such exchange, and any such U.S. Holder should have the same tax basis and holding period in the New Note as it had in the Initial Note exchanged therefor immediately before the exchange. You are urged to consult your own tax advisors regarding the particular U.S. federal, state, local, non-U.S. and other tax law consequences of exchanging an Initial Note for a New Note in connection with the exchange offer.

Contingent payments

As described under the heading "Description of the New Notes—Optional Redemption" and "Description of the New Notes—Additional Amounts," in certain circumstances, additional payments may be made with respect to the Notes in excess of the stated principal and interest. It is possible that our obligation to make additional payments on the Notes could implicate the provisions of Treasury Regulations relating to "contingent payment debt instruments." According to the applicable Treasury Regulations, certain contingencies (e.g., contingencies that are in the aggregate, as of the date of issuance, remote or incidental) will not cause a debt instrument to be treated as a contingent payment debt instrument. We intend to take the position that, as of the date of issuance, the relevant contingencies should not cause the Notes to be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Our determination that the Notes are not contingent payment debt instruments is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, you may be required to accrue interest income on the New Notes at a rate in excess of the stated interest rate and to treat any gain recognized on the taxable disposition of a New Note as ordinary income rather than as capital gain.

The remainder of this disclosure assumes that our determination that the contingencies are remote or incidental is correct. You are urged to consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.

Stated interest

Subject to the discussion of bond premium below, stated interest on your New Note will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your regular method of accounting for U.S. federal income tax purposes.

In addition to interest on the New Notes, you will be required to include in income any Canadian taxes withheld and additional amounts we may pay to cover any such Canadian taxes withheld from interest payments. As a result, you may be required to include more interest in gross income than the amount of cash you actually receive.

Interest paid on the New Notes will generally constitute foreign source income and, for purposes of computing the U.S. foreign tax credit, generally will be considered either "passive category income." You may be entitled to deduct or claim a U.S. foreign tax credit for Canadian withholding taxes (if any) withheld from interest payments on the New Notes, subject to applicable limitations in the Code. The rules governing the U.S. foreign tax credit are complex, and you are urged to consult your tax advisor regarding the availability of claiming a U.S. foreign tax credit under your particular circumstances.

Market Discount

If a U.S. Holder’s tax basis in an Initial Note was less than its stated principal amount by equal to or more than a statutorily defined de minimis amount (i.e., one-quarter of one percent of the issue price of the Initial Note multiplied by the number of complete years to maturity) at purchase, it holds such Initial Note with "market discount" for U.S. federal income tax purposes. Any market discount applicable to an Initial Note should carry over to the New Note received pursuant to the exchange offer in exchange therefor.

Under the market discount rules, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption, retirement or other taxable disposition of, a New Note as ordinary income to the extent of any accrued market discount (on the Initial Note or the New Note) that has not previously been included in income. If a U.S. Holder disposes of a New Note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the New Note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the New Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Initial Note or the New Note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the Initial Note through the maturity date of the New Note (for which the Initial Note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder's adjusted basis in a New Note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium

If a U.S. Holder purchased an Initial Note (which will be exchanged for a New Note pursuant to the exchange offer) for an amount in excess of the amount payable at maturity (or an earlier call date if it results in a smaller bond premium), the excess will be treated as bond premium. Any bond premium applicable to an Initial Note should carry over to the New Note received in exchange therefor. A U.S. Holder may elect to reduce the amount required to be included in income each year (or until an earlier call date, as applicable) with respect to interest on its New Note by the amount of amortizable bond premium allocable to that year, based on the New Note's yield to maturity. If a U.S. Holder elects to amortize bond premium, such holder must reduce its basis in a Note by the amount of the premium amortized. If a U.S. Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the U.S. Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS.

Sale, exchange, redemption, retirement or other taxable disposition of the New Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a New Note, you generally will recognize gain or loss in an amount equal to the difference between (i) the sum of cash plus the fair market value of any property received on such disposition (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income), and (ii) your adjusted tax basis in the New Note at the time of such disposition. Your adjusted tax basis in a New Note generally will be equal to your initial tax basis in the New Note, increased by any market discount previously included in income with respect to such New Note and decreased by any bond premium amortized by you with respect to such New Note.

Subject to the discussion of market discount above, gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of a New Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the New Note for more than one year. Non-corporate U.S. Holders may be entitled to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations.

Gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a New Note generally will be treated as U.S. source income or loss for U.S. federal income tax purposes and for purposes of computing the U.S. foreign tax credit allowable to you, unless such gain or loss is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Medicare contribution tax on unearned income

Certain U.S. Holders that are individuals, estates and trusts are required to pay 3.8 percent tax on "net investment income" (or in the case of an estate or trust, "undistributed net investment income"), which generally includes, among other things, interest on, and capital gains from the sale or other disposition of the New Notes, subject to certain limitations and exceptions. You are urged to consult your own tax advisors regarding the applicability of this additional tax to your ownership and disposition of the New Notes.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Information Reporting and Backup Withholding

Payments of interest on a New Note made within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States) and a payment of the proceeds from the sale, exchange, redemption, retirement or other taxable disposition of a New Note effected at a U.S. office of a broker generally will be subject to information reporting. Backup withholding, currently at the rate of 24%, will generally apply if you (a) fail to furnish your correct taxpayer identification number (generally on an IRS Form W-9), (b) furnish an incorrect taxpayer identification number, (c) are notified by the IRS that you have previously failed to report properly items subject to backup withholding, (d) fail to certify, under penalty of perjury, that you have furnished your correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding, or (e) otherwise fail to comply with the applicable requirements of the backup withholding rules. If you are a corporation or a person that is not a U.S. person, you may be exempt from information reporting and backup withholding requirements, provided that you establish your exemption by certifying your status on the appropriate IRS Form W-8 or IRS Form W-9 (or a successor form), as applicable.

Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner.

Foreign Financial Asset Disclosure

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in "specified foreign financial assets" (which may include the New Notes) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions including an exception for New Notes held in accounts maintained by certain financial institutions (in which case the accounts themselves are generally reportable if maintained by non-U.S. financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of New Notes.

LEGAL MATTERS

Certain legal matters in connection with the exchange offer relating to Canadian law will be passed upon by Bennett Jones LLP, Calgary, Alberta, and certain legal matters in connection with the exchange offer relating to U.S. law will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

Bennett Jones LLP, our Canadian counsel, has advised us with respect to enforceability of civil liabilities as set forth above under the headings "Enforceability of Civil Liabilities" and "Risk Factors". Based on information provided to us, as of the date of this prospectus supplement, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

Our consolidated balance sheets as at December 31, 2024 and 2023 and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes, incorporated by reference in this prospectus supplement, have been so incorporated in reliance on the report dated March 5, 2025 of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements have been included herein in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting. PricewaterhouseCoopers LLP has advised that it is independent with respect to Canadian Natural within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (U.S.).

Sproule International Limited and GLJ Ltd., independent qualified reserves evaluators, have evaluated our reserves in reports dated March 5, 2025, with an effective date of December 31, 2024 and a preparation date of February 10, 2025, as more particularly described in our AIF, incorporated by reference herein. The statements as to our reserves, which are incorporated by reference in this prospectus, have been so incorporated by reference upon the authority, as experts, of Sproule International Limited and GLJ Ltd., to the extent described in the documents incorporated by reference herein.

Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than 1% of our securities or property or securities or property of our associates or affiliates held by Sproule International Limited or GLJ Ltd. or by "designated professionals", being any partners, employees or consultants of such independent consultants who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

•	the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus supplement;

•	the consent of our independent auditors, PricewaterhouseCoopers LLP;

•	the consent of our Canadian counsel, Bennett Jones LLP;

•	the consents of our independent qualified reserves evaluators, Sproule International Limited and GLJ Ltd.;

•	powers of attorney from directors and officers of Canadian Natural;

•	the Indenture relating to the debt securities;

•	the Registration Rights Agreement;

•	the form of letter of transmittal;

•	the form of notice of guaranteed delivery; and

•	the statement of eligibility of the Trustee on Form T-1.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 28, 2025

CANADIAN NATURAL RESOURCES LIMITED

US$4,500,000,000

Debt Securities

Canadian Natural Resources Limited may offer for sale from time to time debt securities in the aggregate principal amount of up to US$4,500,000,000 (or the equivalent thereof in other currencies or currency units based on the applicable exchange rate at the time of the distribution) during the 25 month period that this prospectus (including any amendments hereto) remains valid. The debt securities may be offered for cash or in exchange for outstanding securities or other assets. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement.

We will provide the specific terms of the debt securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

We are permitted, under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, to prepare this prospectus and any applicable prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and they are subject to the standards of the Public Company Accounting Oversight Board (U.S.). As a result, the financial statements included or incorporated by reference in this prospectus and any applicable prospectus supplement may not be comparable to financial statements of United States companies.

As of the date hereof, Canadian Natural has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Order (as defined herein). See “Reliance on Exemptions for Well-Known Seasoned Issuers”.

Certain data on oil and gas reserves included or incorporated by reference in this prospectus and any applicable prospectus supplement has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Regarding Reserves Disclosure”.

Prospective investors should be aware that the acquisition of the debt securities may have tax consequences both in the United States and Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully in this prospectus or any applicable prospectus supplement. You should read the tax discussion in any applicable prospectus supplement and consult with your tax adviser. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated in Alberta, that most of our officers and directors are Canadian residents, that some of the experts named in the registration statement may be residents of Canada, and that most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR SIMILAR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The debt securities have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the debt securities to which the prospectus supplement pertains.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities or stock exchange. There is no market through which the debt securities may be sold and purchasers may not be able to resell the debt securities purchased under any prospectus supplement. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities and the extent of issuer regulation. See “Risk Factors”.

Messrs. N. Murray Edwards and Gordon D. Giffin are directors of Canadian Natural who reside outside of Canada and each of these directors has appointed us as their agent for service of process in Canada at 2100, 855 — 2nd Street S.W., Calgary, Alberta, T2P 4J8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Our head, principal and registered office is located at 2100, 855 — 2nd Street S.W., Calgary, Alberta, Canada, T2P 4J8.

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ABOUT THIS PROSPECTUS

In this prospectus and any applicable prospectus supplement, all capitalized terms and acronyms used and not otherwise defined have the meanings provided in the prospectus and any applicable prospectus supplement. Unless otherwise specified or the context otherwise requires, all references in this prospectus to “Canadian Natural”, the “Company”, “we”, “us”, and “our” mean Canadian Natural Resources Limited and its subsidiaries, partnerships and, where applicable, interests in other entities. In the section entitled “Description of Debt Securities” in this prospectus, “Canadian Natural”, “we”, “us” and “our” refers only to Canadian Natural Resources Limited and not to any of its subsidiaries or interests in partnerships or other entities.

Unless otherwise specified or the context otherwise requires, in this prospectus, in any applicable prospectus supplement and in documents incorporated by reference in this prospectus and any applicable prospectus supplement, all dollar amounts are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

Our financial statements incorporated by reference in this prospectus and any applicable prospectus supplement are prepared in accordance with IFRS, as issued by the IASB, and they are subject to the standards of the Public Company Accounting Oversight Board (U.S.).

This prospectus replaces our base shelf prospectus for debt securities dated July 27, 2023.

Canadian Natural has filed with the SEC under the United States Securities Act of 1933, as amended (the “1933 Act”), a registration statement on Form F-10 relating to the offering of the debt securities, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Information omitted from this prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Business Corporations Act (Alberta). Most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by Bennett Jones LLP that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of debt securities under this prospectus.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and any applicable prospectus supplement, and in the documents incorporated by reference herein and therein, may contain or incorporate by reference “forward-looking information” and “forward-looking statements” (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed”, “aspiration” or expressions of a similar nature suggesting future outcome or statements regarding an outlook.

Disclosure related to Canadian Natural’s strategy or strategic focus, capital budget, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, abandonment expenditures, income tax expenses, the use of proceeds from any sale of the debt securities, credit ratings and their interpretations, and other targets provided throughout this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company’s assets at Horizon Oil Sands, the Athabasca Oil Sands Project, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby, Jackfish and Pike thermal oil sands projects, the operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids (“NGLs”), or synthetic crude oil that we may be reliant upon to transport the Company’s products to market, the construction, expansion, or maintenance of third party facilities that process the Company’s products, the abandonment and decommissioning of certain of the Company’s assets and the timing thereof, the development and deployment of technology and technological innovations, the assumption of operations at processing facilities, the “2025 Activity” section of the AIF (as defined herein) with respect to budgeted capital expenditures for 2025, targeted international decommissioning activities and the timing thereof, the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term, the materiality of the impact of litigation and tax interpretations on the Company’s results, any targeted payouts pursuant to Canadian Natural’s free cash flow allocation policy, and the Company’s acquisitions, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.

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The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus (“OPEC+”), the impact of conflicts in the Middle East and in Ukraine, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for, and market prices of the Company’s products, and the availability and cost of resources required by the Company’s operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company’s current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainty in the international trade environment, including with respect to tariffs, export restrictions, embargoes, and key trade agreements (including the tariffs imposed or announced by the U.S. government on certain goods and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded to additional goods); uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps; civil unrest and political uncertainty, including changes in government, actions of or against terrorists, insurgent groups or other conflict including conflict between states; the Company’s ability to prevent and recover from cyberattack, other cyber-related crimes and other cyber-related incidents; industry capacity; the Company’s ability to implement its business strategy, including exploration and development activities; the impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; the Company’s and its subsidiaries’ ability to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company’s ability to meet its targeted production levels; the timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company’s liquidity to support its growth strategy and to sustain its operations in the short-, medium- and long-term; the strength of the Company’s balance sheet; the flexibility of the Company’s capital structure; the impact of legal proceedings to which the Company is a party; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.

The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state, and local laws and regulations such as restrictions on production, the imposition of tariffs, export restrictions or embargoes on the Company’s products (including the tariffs imposed or announced by the U.S. government on certain goods and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded to additional goods), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

We caution that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein, could also have adverse effects on forward-looking statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Additional factors are described in our AIF which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus and any applicable prospectus supplement. Prospective investors should also carefully consider the matters discussed under “Risk Factors” in this prospectus and any applicable prospectus supplement.

Except as required by applicable law, we assume no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.

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NOTE REGARDING RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and proved plus probable reserves, to disclose resources, and to disclose reserves and production before deducting royalties. Probable reserves are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

We are required to disclose reserves in accordance with Canadian securities law requirements and the disclosure of proved and probable reserves in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein is in accordance with NI 51-101. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves.

In addition, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices and current costs, but permits the optional disclosure of revenue estimates based on different price and cost criteria.

This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein contain disclosure respecting oil and gas production expressed as “cubic feet of natural gas equivalent” and “barrels of oil equivalent” or “BOE”. All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of crude oil conversion ratio may be misleading as an indication of value.

For additional information regarding the presentation of our reserves and other oil and gas information, see the sections entitled “Special Note Regarding Currency, Financial Information, Production and Reserves” and “Form 51-101F1 Statement of Reserves Data and Other Information” in our AIF, which is incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Canadian Natural Resources Limited at 2100, 855 — 2nd Street S.W., Calgary, Alberta, T2P 4J8, Telephone (403) 517-6700. These documents are also available through the internet via the System for Electronic Data Analysis and Retrieval + (SEDAR+), which can be accessed at www.sedarplus.ca.

We file with the securities commission or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

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Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, the Canadian securities commissions and the SEC allow us to “incorporate by reference” certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with certain Canadian securities regulatory authorities under Canadian securities legislation and filed with or furnished to the SEC under the Exchange Act:

•	our Annual Information Form (“AIF”) dated March 26, 2025 for the year ended December 31, 2024;

•	our audited annual consolidated financial statements as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon;

•	our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2024;

•	our unaudited interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024, together with the notes thereto;

•	our Management’s Discussion and Analysis for the three and six months ended June 30, 2025;

•	our Proxy Statement and Management Information Circular dated March 13, 2024 relating to the Annual and Special Meeting of our shareholders held on May 2, 2024, excluding (i) Part II — Information Respecting Executive Compensation; and (ii) Part III — Schedules to the Information Circular, which information has been modified or superseded by statements in other subsequently filed documents incorporated by reference into this prospectus;

•	our Proxy Statement and Management Information Circular dated March 19, 2025 relating to the Annual and Special Meeting of our shareholders held on May 8, 2025; and

•	the supplementary oil and gas information prepared in accordance with the United States Financial Accounting Standards Board Topic 932 — “Extractive Activities — Oil and Gas”, which is contained in the section entitled “Supplementary Oil & Gas Information for the Fiscal Year Ended December 31, 2024 (Unaudited)” in our Annual Report filed on SEDAR+ on March 26, 2025.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including, without limitation, any material change reports (excluding confidential material change reports), comparative annual financial statements and the auditors’ report thereon, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, business acquisition reports and any press release containing financial information for periods more recent than the most recent annual or interim financial statements filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof are deemed to be incorporated by reference in this prospectus.

Any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which it forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report). Our U.S. filings are electronically available on the SEC’s EDGAR system, which may be accessed at www.sec.gov.

To the extent that any document or information incorporated by reference into this prospectus is included in a report filed or furnished on Form 40-F, 20-F, 10-K, 10-Q, 8-K, 6-K or any respective successor form, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

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Upon a new annual information form and corresponding audited annual financial statements and management’s discussion and analysis being filed with, and where required, accepted by, the applicable securities commission or similar authority in Canada during the currency of this prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis and material change reports filed prior to the commencement of the current financial year in which the new annual information form and corresponding audited annual financial statements and management’s discussion and analysis are filed, and business acquisition reports filed prior to the commencement of the fiscal year in respect of which the new annual information is filed, shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of debt securities under this prospectus. Upon new interim financial statements and related management’s discussion and analysis being filed with the applicable securities commission or similar authority in Canada during the currency of this prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of debt securities under this prospectus. Upon a new information circular relating to an annual general meeting of our shareholders being filed by us with the securities commission or similar authority in Canada during the currency of this prospectus, the information circular for the preceding annual general meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of debt securities under this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, certain marketing materials (as that term is defined in applicable securities legislation) may be used in connection with a distribution of debt securities under this prospectus and any applicable prospectus supplement(s). Any template version of marketing materials (as those terms are defined in applicable securities legislation) pertaining to a distribution of debt securities, and filed by us after the date of the applicable prospectus supplement and before termination of the distribution of such debt securities, will be deemed to be incorporated by reference in that prospectus supplement for the purposes of the distribution of debt securities to which that prospectus supplement pertains.

In addition, you may obtain a copy of the AIF and other information mentioned above by writing or calling us at the following address and telephone number:

Canadian Natural Resources Limited
2100, 855 — 2nd Street S.W.
Calgary, Alberta, Canada, T2P 4J8
(403) 517-6700

Attention: Corporate Secretary

You should rely only on the information contained in: (a) this prospectus and any applicable prospectus supplement; and (b) any documents incorporated by reference in this prospectus or in any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different or inconsistent information, you should not rely on it. You should bear in mind that although the information contained, or incorporated by reference, in this prospectus is accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this prospectus, any prospectus supplement and by any subsequently filed prospectus amendments, if any. This prospectus constitutes a public offering of debt securities only in those jurisdictions where they may be lawfully distributed and therein only by persons permitted to distribute such debt securities. We are not making any offer of debt securities in any jurisdiction where the offer is not permitted by law.

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CANADIAN NATURAL RESOURCES LIMITED

Canadian Natural is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas and NGLs. The Company’s principal core regions of operations are western Canada, the UK sector of the North Sea and Offshore Africa.

Our head and principal office is located at 2100, 855 — 2nd Street S.W., Calgary, Alberta, Canada, T2P 4J8.

Our common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the trading symbol “CNQ”.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our principal core regions of operations in western Canada, the UK sector of the North Sea and Offshore Africa, which may include financing our capital expenditure program and working capital requirements in those regions. We may also use the net proceeds for the repayment of indebtedness. Pending such use of any proceeds, we may invest funds in short-term marketable securities. We may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

EARNINGS COVERAGE

The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus in accordance with Canadian disclosure requirements.

The following earnings coverage ratios are calculated on a consolidated basis for the twelve month periods ended June 30, 2025 and December 31, 2024 and are based on information contained within our financial statements for the related periods which were prepared in accordance with IFRS.

The coverage ratios do not give effect to any debt securities offered by this prospectus since the aggregate amount of debt securities that will be issued hereunder, if any, and terms of issue are not presently known. The coverage ratios set forth below do not purport to be indicative of coverage ratios for any future periods.

	June 30, 2025 (unaudited)	December 31, 2024 (unaudited)
Earnings coverage(1)	14.0x	14.6x

Note:

(1)	Earnings coverage is equal to Canadian Natural’s net earnings (loss) plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Our borrowing cost requirements amounted to $592 million for the twelve months ended December 31, 2024. Our earnings before borrowing costs and income tax for the twelve months then ended was $8,651 million which is 14.6 times our borrowing cost requirements for this period. Our borrowing cost requirements amounted to $792 million for the twelve months ended June 30, 2025. Our earnings before borrowing costs and income tax for the twelve months then ended was $11,093 million which is 14.0 times our borrowing cost requirements for this period.

DESCRIPTION OF DEBT SECURITIES

In this section, “we”, “us”, “our” or “Canadian Natural” refers only to Canadian Natural Resources Limited and not to any of its subsidiaries or interests in partnerships or other entities. The following describes certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement. Canadian Natural reserves the right to set forth in a prospectus supplement specific terms of the debt securities that are not within the options or parameters set forth in this prospectus. Accordingly, for a description of the terms of a particular series of debt securities, reference must be made to both the applicable prospectus supplement relating to them and the description of the debt securities set forth in this prospectus. You should rely on information in the applicable prospectus supplement if it is different from the description set forth in this prospectus.

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The debt securities will be issued under a trust indenture dated July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the “Initial Trustee”), as amended by a supplemental indenture dated October 28, 2011 (the “First Supplemental Indenture”) entered into between us and the Initial Trustee and having effect only with respect to debt securities issued after the date of the First Supplemental Indenture, as amended by a second supplemental indenture (the “Second Supplemental Indenture”) dated as of August 30, 2013 among us, the Initial Trustee and Wells Fargo Bank, National Association and as amended by a third supplemental indenture (the “Third Supplemental Indenture”) dated as of December 6, 2024, between us and Computershare Trust Company N.A. (the “Trustee”) (as successor to Wells Fargo Bank, National Association) (the trust indenture dated July 24, 2001 as amended by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture is referred to herein as the “Indenture”). The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

The following is, unless otherwise indicated, a summary of certain provisions of the Indenture and the debt securities issuable thereunder and is not meant to be complete and is subject to and qualified in its entirety by the detailed provisions of the Indenture. For more information, you should refer to the full text of the Indenture and the debt securities, including the definitions of certain terms not defined in this prospectus, and the applicable prospectus supplement. References in parentheses are to section numbers in the Indenture.

General

The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that may be issued under the Indenture, and provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$4,500,000,000 (or the equivalent thereof in other currencies or currency units based on the applicable exchange rate at the time of the distribution). The Indenture also permits us to increase the principal amount of any series of debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

(a)	the title of the debt securities of such series;

(b)	any limit on the aggregate principal amount of the debt securities of such series;

(c)	the date or dates, if any, on which the principal (and premium, if any) of the debt securities of such series will mature and the portion (if less than all of the principal amount) of the debt securities of such series to be payable upon declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

(d)	the rate or rates (which may be fixed or variable) at which the debt securities of such series will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the debt securities of such series which are Registered Securities and/or the method by which such date or dates shall be determined;

(e)	if applicable, any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of such series may be redeemed or purchased at the option of Canadian Natural or otherwise;

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(f)	if applicable, whether the debt securities of such series will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities of such series in bearer form and as to exchanges between registered and bearer form;

(g)	whether the debt securities of such series will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

(h)	the denominations in which any of the debt securities of such series which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the debt securities of such series which are in bearer form will be issuable, if other than the denomination of US$1,000;

(i)	each office or agency where the principal of and any premium and interest on the debt securities of such series will be payable, and each office or agency where the debt securities of such series may be presented for registration of transfer or exchange;

(j)	if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities of such series are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities of such series will or may be payable;

(k)	any index pursuant to which the amount of payments of principal of and any premium and interest on the debt securities of such series will or may be determined;

(l)	any applicable Canadian and U.S. federal income tax consequences;

(m)	whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

(n)	any deletions from, modifications of or additions to the Events of Default or covenants of Canadian Natural with respect to such debt securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; and

(o)	any other terms of the debt securities of such series.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender debt securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the debt securities will bear interest, in the event we become involved in a highly leveraged transaction or in the event that we undergo a change in control.

Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

We may also issue Exchange Notes (as defined herein) under a prospectus supplement in exchange for our 2024 Notes (as defined herein). The 2024 Notes were issued by us to certain Initial Purchasers (as defined herein), and sold by such Initial Purchasers to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A promulgated under the 1933 Act and to certain non-United States persons outside the United States in offshore transactions in reliance on Regulation S promulgated under the 1933 Act. In connection with the issuance of the 2024 Notes, we entered into the Registration Rights Agreement (as defined herein) in respect of the 2024 Notes. See “Plan of Distribution”.

Ranking and Other Indebtedness

The debt securities will be unsecured obligations of ours and, unless otherwise provided in the prospectus supplement relating to such debt securities, will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other debt securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

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Registered Global Securities

Unless otherwise indicated in a prospectus supplement, a series of debt securities will be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository.

The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to that series. Canadian Natural anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a Registered Global Security, the Depository or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

The laws of some states in the United States require certain purchasers of securities to take physical delivery of the debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depository for a Registered Global Security or its nominee is the registered owner of the debt securities, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the debt securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have debt securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of that series in definitive form and will not be considered the owners or Holders of those debt securities under the Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. Neither we, the Trustee nor any paying agent for debt securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of those participants.

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If the Depository for a Registered Global Security representing debt securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under “Events of Default” below with respect to a particular series of debt securities has occurred and is continuing, we will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing debt securities of that series.

Debt Securities in Definitive Form

If indicated in an applicable prospectus supplement, the debt securities may be issued in definitive form without coupons. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on debt securities in definitive form will be made at the office or agency of the Trustee except that, at our option, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto as that Person’s address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Negative Pledge

The Indenture includes our covenant that, so long as any of the debt securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) securing any Indebtedness of any Person without also at the same time or prior to that time securing equally and ratably with other Indebtedness all of the debt securities then Outstanding under the Indenture.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

The term “Capital Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term “Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(a)	all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities, in each case which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents and other like intangibles; and

(c)	non-controlling interests in subsidiaries as defined under GAAP,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such Person computed in accordance with GAAP.

The term “Current Assets” means current assets as determined in accordance with GAAP.

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The term “Financial Instrument Obligations” means obligations arising under:

(a)	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

(b)	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(c)	commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

The term “GAAP” means generally accepted accounting principles which are in effect from time to time in Canada.

The term “Indebtedness” means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in the consolidated financial statements of Canadian Natural as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any Purchase Money Obligation, (iv) any reimbursement obligation with respect to letters of credit, bankers’ acceptances or similar facilities, (v) any obligation issued or assumed as the deferred purchase price of property or services, (vi) any Capital Lease Obligation, (vii) any obligation to pay rent or other payment amounts with respect to any Sale and Leaseback Transaction, (viii) any payment obligation under Financial Instrument Obligations at the time of determination, (ix) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (x) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

The term “Permitted Encumbrances” means any of the following:

(a)	any Security Interest existing as of the date of the first issuance by us of the debt securities issued pursuant to the Indenture;

(b)	any Security Interest on pipelines, pumping stations or other pipeline facilities, drilling equipment, production equipment and platforms; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gasification or natural gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that such Security Interest is incurred to finance the acquisition of such property or assets within 90 days after such acquisition and such Security Interest shall be limited to the specified property or assets being financed;

(c)	(i) any Security Interest on any specific properties or any interest therein, construction thereon or improvement thereto, and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles and other assets, rights or collateral specifically connected with such properties, incurred (A) to secure all or any part of the financing for acquisition, surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and natural gas producing properties (including oil sands properties), or any interest therein, financing incurred for “development” shall include financing incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or (B) for acquiring ownership of any Person which owns any such property or interest therein, provided that such Security Interest is limited to such property or such interest therein owned by any such Person; and (ii) any Security Interest on an oil and/or natural gas producing property (including oil sands properties) to secure Indebtedness incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

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(d)	any Security Interest in favor of Canadian Natural or any of its wholly-owned Subsidiaries;

(e)	any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(f)	any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, Canadian Natural or a Subsidiary, or such property is otherwise acquired by Canadian Natural or a Subsidiary, provided such Security Interest does not extend to property owned by Canadian Natural or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(g)	any Security Interest on Current Assets securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Indebtedness is incurred;

(h)	any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, Canadian Natural or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations, (ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Canadian Natural or the Subsidiary, as the case may be, in good faith, and with respect to which Canadian Natural or the Subsidiary shall have secured a stay of enforcement thereof, if applicable, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Canadian Natural or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license, lease or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Canadian Natural or the Subsidiary under government permits, licenses, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Canadian Natural or the Subsidiary, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, laborers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Canadian Natural or a Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, pipelines, natural gas and water mains or electric light and power or telephone conduits, poles, wires and cables) that, in the opinion of Canadian Natural, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Canadian Natural or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Canadian Natural or the Subsidiary, as the case may be, and (x) any liens and privileges arising out of judgments or awards with respect to which Canadian Natural or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

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(i)	any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

(j)	any Security Interest on cash or marketable securities of Canadian Natural or any Subsidiary granted in the ordinary course of business in connection with Financial Instrument Obligations;

(k)	any Security Interest in respect of the sale (including any forward sale) or other transfer, in the ordinary course of business, of (i) oil, natural gas, other hydrocarbons or by-product thereof, or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals and (ii) any other interests in property of a character commonly referred to as a “production payment”;

(l)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (k) inclusive, provided the principal amount thereof is not increased and provided that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

(m)	any Security Interests that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (m) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

The term “Person” means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term “Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon.

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The term “Sale and Leaseback Transaction” means any direct or indirect arrangement (excluding, however, any such arrangement between Canadian Natural and a Subsidiary or between one or more Subsidiaries) pursuant to which property is sold or transferred and is thereafter leased back from the purchaser or transferee thereof.

The term “Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; however, for purposes of the “Negative Pledge” covenant only, such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

The term “Shareholders’ Equity” means the aggregate amount of shareholders’ equity of a Person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such Person and computed in accordance with GAAP.

The term “Significant Subsidiary” means a Subsidiary that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

The term “Subsidiary” means any corporation or other Person of which there are owned, directly or indirectly, by or for Canadian Natural or by or for any corporation or other Person in like relation to Canadian Natural, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50 percent of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50 percent of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary; provided, however, that such term will not include, for purposes of the “Negative Pledge” covenant only, any Subsidiary if the assets of the Subsidiary do not at the time exceed 2 percent of Consolidated Net Tangible Assets.

The term “Voting Shares” means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

The occurrence of any of the following events with respect to the debt securities of any series will constitute an “Event of Default” with respect to the debt securities of that series:

(a)	default by Canadian Natural in payment of all or any part of the principal of any of the debt securities of that series when the same becomes due under any provision of the Indenture or of those debt securities;

(b)	default by Canadian Natural in payment of any interest due on any of the debt securities of that series, or Additional Amounts on any of the debt securities of that series when they become due and payable, and continuance of that default for a period of 30 days;

(c)	default by Canadian Natural in observing or performing any of the covenants described below under “Consolidation, Merger, Amalgamation and Sale of Assets”;

(d)	default by Canadian Natural in observing or performing any other of its covenants or conditions contained in the Indenture or in the debt securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

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(e)	default by Canadian Natural or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2 percent of the Shareholders’ Equity of Canadian Natural in the aggregate at the time of default or default in the performance of any other covenant of Canadian Natural or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness (“accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 15 days after such acceleration;

(f)	certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to Canadian Natural or any Significant Subsidiary;

(g)	the taking or entry of certain judgments or decrees against Canadian Natural or any Subsidiary for the payment of money in excess of the greater of $75 million and 2 percent of the Shareholders’ Equity of Canadian Natural in the aggregate, if Canadian Natural or such Subsidiary, as the case may be, fails to file an appeal or, if Canadian Natural or such Subsidiary, as the case may be, does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; or

(h)	any other Event of Default provided with respect to debt securities of that series.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the debt securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the debt securities of one or more series, unless the principal of all of the debt securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all debt securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of all the debt securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand.

Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the debt securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the debt securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See “Modification and Waiver” below. Reference is made to the applicable prospectus supplement or supplements relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of those affected series.

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The Indenture provides that no Holder of the debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series, (b) the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request during such 60 day period. However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires Canadian Natural to furnish to the Trustee annually an Officers’ Certificate as to the compliance by Canadian Natural with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

The Indenture provides that the Trustee may withhold notice to the Holders of the debt securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the debt securities of those series.

Consolidation, Merger, Amalgamation and Sale of Assets

Canadian Natural shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, lease, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the “Successor Corporation”) unless (a) the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor Corporation will have assumed all of the covenants and obligations of Canadian Natural under the Indenture in respect of the debt securities of every series, and (ii) the debt securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of debt securities under the Indenture; (b) the Successor Corporation is a corporation, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (c) Canadian Natural has delivered to the Trustee, within 60 days thereof, an Officer’s Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this covenant and all conditions precedent to Section 7.1 relating to such transaction have been complied with, and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by Canadian Natural under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless Canadian Natural is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Canadian Natural is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, Canadian Natural will pay to each Holder as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after any withholding or deduction of any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder in respect of:

(a)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a person with which Canadian Natural does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

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(b)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some present or former connection with Canada or any province or territory thereof (otherwise than any connection arising by the mere holding, owning or disposing of the debt securities, the receipt of payments thereunder or the enforcement or exercise of rights with respect to the debt securities);

(c)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of Canadian Natural, or the Holder or beneficial owner not dealing at arm’s length, for purposes of the Income Tax Act (Canada), with such a “specified shareholder”;

(d)	Canadian Taxes imposed by reason of the Holder or beneficial owner being a “specified entity” (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of Canadian Natural or in respect of which Canadian Natural is a “specified entity”;

(e)	Canadian Taxes imposed by reason of the Holder’s or the beneficial owner’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(f)	any Canadian Taxes that are payable otherwise than by deduction or withholding from a payment under or with respect to the debt securities (other than Canadian Taxes payable pursuant to Regulation 803 of the Income Tax Act (Canada), or any similar successor provision);

(g)	any Canadian Taxes that are estate, inheritance, gift, sales, excise, transfer, capital gains, personal property or similar taxes;

(h)	any taxes imposed or withheld pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, (or any amended or successor version of such sections that are substantively comparable), any regulations promulgated thereunder, any official interpretations thereof, any intergovernmental agreement or treaty between Canada and the United States with respect to the foregoing and any law, regulation, or official interpretation thereof implementing such intergovernmental agreement, or any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code of 1986, as amended; or

(i)	any combination of clauses (a) through (h) above,

(collectively, “Excluded Taxes”)

Further, no Additional Amounts will be paid with respect to any payment on a debt security to a Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Holder of such debt security.

Canadian Natural will also:

(a)	make such withholding or deduction; and

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(b)	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Canadian Natural will furnish to the Holders of the debt securities, within 60 days after the date the remittance of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such remittance by Canadian Natural.

Without duplication of any obligations to pay Additional Amounts as described above, Canadian Natural will indemnify and hold harmless each Holder and upon written request reimburse each such Holder for the amount of:

(a)	any Canadian Taxes (other than Excluded Taxes) so levied or imposed and paid by such Holder as a result of payments made under or with respect to the debt securities;

(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes measured or based on such Holder’s net income, revenue or capital.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The debt securities will be subject to redemption in whole, but not in part, at the option of Canadian Natural, at any time, on not less than 30 nor more than 60 days prior written notice, at 100 percent of the principal amount, together with accrued interest thereon to the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Modification and Waiver

The Indenture permits Canadian Natural and the Trustee to enter into supplemental indentures without the consent of the Holders of the debt securities to, among other things: (a) secure the debt securities of one or more series, (b) evidence the assumption by the Successor Corporation of Canadian Natural’s covenants and obligations under the Indenture and the debt securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the debt securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the debt securities, (e) establish the form and terms of the debt securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, (g) to comply with any requirements of the SEC in order to effect and maintain the qualification of the Indenture under the United States Trust Indenture Act of 1939, as amended, (h) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided, however, such action shall not adversely affect the interests of the Holders of any debt securities in any material respect, and (i) make any other modifications which will not be prejudicial to the interests of the Holders of the debt securities.

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The Indenture also permits Canadian Natural and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the debt securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the debt securities of each such affected series; provided, however, that Canadian Natural and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security, (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of the principal of or any premium or interest on that Security, (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof, (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration, (g) change the time at which any Security may or shall be redeemable or repayable, (h) change any obligation of Canadian Natural to pay additional amounts provided for pursuant to the Indenture, with certain exceptions, or (i) modify any provisions of the Indenture relating to modifying or amending the Indenture or the waiving of past defaults or covenants except as otherwise specified in the Indenture.

Prior to the acceleration of the Maturity of any debt securities, the Holders of a majority in aggregate principal amount of the debt securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected debt securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at the option of Canadian Natural, Canadian Natural will be discharged from any and all obligations with respect to the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust and payments under the trust described below and the defeasance provisions of the Indenture) (hereinafter called a “defeasance”) upon the irrevocable deposit with the Trustee, in trust, of money, and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Such a defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) stating that Canadian Natural has received from, or there has been published by, the Internal Revenue Service a ruling, since the date of the Indenture, or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). In addition, Canadian Natural may also obtain a discharge of the Indenture with respect to the debt securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those debt securities, provided that those debt securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

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The Indenture also provides that Canadian Natural may omit to comply with the restrictive covenants described under the caption “Negative Pledge” and certain other covenants and no Event of Default shall arise with respect to the debt securities of that series by reason of this failure to comply (hereinafter called a “covenant defeasance”), upon the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Canadian Natural’s other obligations with respect to the debt securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) to the effect that the Holders of debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada).

In the event that Canadian Natural exercises its option to effect a covenant defeasance with respect to the debt securities of any series, the debt securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default and the amount of money and securities on deposit with the Trustee would be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at their respective Stated Maturities, but may not be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at the time of the acceleration resulting from that Event of Default, then Canadian Natural would remain liable for this deficiency.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual report and other information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee, and file with the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, the information, documents and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations, which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly and annual reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

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Payment and Paying Agents

Unless otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest, if any, on debt securities will be payable at an office or agency of the Trustee in New York, New York, except that at our option interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account located in the United States maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise provided in the applicable prospectus supplement, payment of any instalment of interest on debt securities will be made to the Person in whose name such debt security is registered at the close of business on the Regular Record Date for such interest.

Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by us for the debt securities will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

Consent to Service and Jurisdiction

We have designated CT Corporation System, 28 Liberty Street, New York, New York 10005 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the debt securities. Any such action may be brought in any Federal court (or, if such court refuses to take jurisdiction, in any New York state court) located in the Borough of Manhattan in The City of New York (a “New York Court”), or brought under United States federal or state securities laws or brought by the Trustee, and Canadian Natural has irrevocably submitted to the jurisdiction of any such court.

Governing Law

The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is a citizen or resident of the United States purchasing the debt securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person (as defined in the applicable prospectus supplement), including, to the extent applicable, certain relevant United States federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

In addition to the risk factors set forth below, various risk factors relating to the business and securities of Canadian Natural are described in our disclosure documents filed from time to time with the securities commissions and similar securities regulatory authorities in each of the provinces of Canada and with the SEC and are incorporated by reference in this prospectus, including, in particular, our current AIF and MD&A. Such risk disclosure forms an integral part of this prospectus.

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The debt securities will be structurally subordinated to any indebtedness of our subsidiaries.

The majority of our assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The Indenture pursuant to which the debt securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness. See “Description of Debt Securities — Ranking and Other Indebtedness”.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

Credit ratings assigned to us and to our securities by independent credit rating companies may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an independent assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the market price or value of the debt securities to decline.

Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

There is an absence of a public market for the debt securities.

There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchange. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

The debt securities may be subject to floating rates of interest.

In the event that the debt securities are offered with a floating rate of interest, an investment in such floating rate debt securities will entail significant risks not associated with investments in fixed rate instruments. The resetting of the applicable interest rate of floating rate debt securities may result in a lower rate of interest compared to fixed rate instruments issued at the same time. The applicable interest rate on a floating rate debt securities will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which, in turn, may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Company has no control.

In the event that any of the debt securities are redeemable, purchasers of such debt securities may be adversely impacted.

If any of the debt securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such debt securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such debt securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the debt securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such debt securities as the optional redemption date or period approaches.

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Terms of the debt securities may not be sufficient to protect a holder’s investment.

While the Indenture pursuant to which the debt securities will be issued contains terms intended to provide protection to the holders of the debt securities upon the occurrence of certain events involving significant corporate transactions, such terms will be limited and may not be sufficient to protect a holder’s investment in the debt securities.

The Indenture pursuant to which the debt securities will be issued does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	restrict our ability to repurchase or prepay any other of our securities or other indebtedness;

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common shares or other securities ranking junior to the debt securities;

•	restrict our ability to enter into highly leveraged transactions; or

•	require us to repurchase the debt securities in the event of a change in control.

As a result of the foregoing, when evaluating an investment in the debt securities, prospective purchasers should be aware that the terms of the Indenture pursuant to which the debt securities will be issued do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on an investment in the debt securities.

PLAN OF DISTRIBUTION

We may sell the debt securities to or through underwriters or dealers or to one or more other purchasers directly or through agents.

The applicable prospectus supplement will describe the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions described in the applicable prospectus supplement or supplements, which will also describe the commission payable for solicitation of these contracts.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of the debt securities against certain liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

The debt securities will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

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Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you that there will be liquidity in the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of the series of debt securities may be adversely affected.

On December 6, 2024, under the Indenture, we issued US$1.5 billion aggregate principal amount of notes in two series: (a) US$750 million aggregate principal amount of 5.000% notes due 2029; and (b) US$750 million aggregate principal amount of 5.400% senior notes due 2034 (collectively, the “2024 Notes”). In connection with the offering of the 2024 Notes (the “Offering”), we entered into a purchase agreement, dated December 3, 2024 (the “Purchase Agreement”), with BofA Securities, Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc., on behalf of the Initial Purchasers (as defined herein) and a registration rights agreement dated December 6, 2024 (the “Registration Rights Agreement”) with BofA Securities, Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., BMO Capital Markets Corp., CIBC World Markets Corp., TD Securities (USA) LLC, ATB Securities Inc., and SMBC Nikko Securities America, Inc. (collectively, the “Initial Purchasers”). Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are obligated, within 360 days of issuance of the 2024 Notes, to file an exchange offer registration statement with the SEC and make an exchange offer for the 2024 Notes (the “Exchange Offer”). Pursuant to the Exchange Offer, the holders of the 2024 Notes will be entitled to exchange the 2024 Notes for generally freely transferable debt securities of like aggregate principal amount having terms substantially identical in all material respects to the applicable series of the 2024 Notes so exchanged, and representing the same continuing indebtedness (the “Exchange Notes”).

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

Messrs. N. Murray Edwards and Gordon D. Giffin are directors of Canadian Natural who reside outside of Canada and each of these directors has appointed us as their agent for service of process in Canada at 2100, 855 — 2nd Street S.W., Calgary, Alberta, T2P 4J8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters in connection with the offering will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, concerning matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, concerning matters of U.S. law.

EXPERTS

Bennett Jones LLP, our Canadian counsel, has advised us with respect to enforceability of civil liabilities as set forth above under the heading “Enforceability of Civil Liabilities”. Based on information provided to us, as of the date of this prospectus, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

Our consolidated balance sheets as at December 31, 2024 and 2023 and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes, incorporated by reference in this prospectus, have been so incorporated in reliance on the report dated March 5, 2025 of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements have been included herein in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting. PricewaterhouseCoopers LLP has advised that it is independent with respect to Canadian Natural within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (U.S.).

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Sproule International Limited and GLJ Ltd., independent qualified reserves evaluators, have evaluated our reserves in reports dated March 5, 2025, with an effective date of December 31, 2024 and a preparation date of February 10, 2025, as more particularly described in our AIF, incorporated by reference herein. The statements as to our reserves, which are incorporated by reference in this prospectus, have been so incorporated by reference upon the authority, as experts, of Sproule International Limited and GLJ Ltd., to the extent described in the documents incorporated by reference herein.

Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than 1% of our securities or property or securities or property of our associates or affiliates held by Sproule International Limited or GLJ Ltd. or by “designated professionals”, being any partners, employees or consultants of such independent consultants who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The Alberta Securities Commission has adopted Blanket Order 44-501 — Re Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers, as varied by the Alberta Securities Commission’s Variation of Blanket Order 44-501 (the “WKSI Blanket Order”). This prospectus has been filed by Canadian Natural in reliance upon the WKSI Blanket Order, which permit a “well-known seasoned issuer”, or “WKSI” (as such terms are defined in the WKSI Blanket Order), to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, Canadian Natural has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Order.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed in the third paragraph under “Where You Can Find More Information” in this prospectus;

•	the consent of our independent auditors, PricewaterhouseCoopers LLP;

•	the consent of our Canadian counsel, Bennett Jones LLP;

•	the consents of our independent qualified reserves evaluators, Sproule International Limited and GLJ Ltd.;

•	powers of attorney from directors and officers of Canadian Natural;

•	the Indenture relating to the debt securities; and

•	the statement of eligibility of the Trustee on Form T-1.

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